                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 10-SB/A


                                 2nd Amendment


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                                ZEROS USA, Inc.
                 (Name of Small Business Issuer in its charter)



       Texas                                               76-0520236
       -----------------------------------------------------------------------
       (State or other jurisdiction of                   (I.R.S. Employer
       incorporation or organization)                    Identification No.)


       507 North Belt East, Suite 550, Houston, Texas       77060
       -----------------------------------------------------------------------
       (Address of Principal Executive Offices)           (Zip Code)



Issuer's Telephone Number:   281,448-6083


Securities to be registered pursuant to Section 12(b) of the Act:


       Title of each class                 Name of Each Exchange on Which
       to be so Registered                  Each Class is to be Registered
              none
       ---------------------               ----------------------------

       ---------------------               ----------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                                     Common
                               ------------------
                                (Title of Class)

GENERAL

       ZEROS USA, Inc., a Texas corporation (the "Company" or "ZEROS"), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. The Company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the "Exchange Act").


ITEM 1.       BUSINESS

GENERAL

       ZEROS was organized in November 1996, for the purpose of selling licenses and equipment, and providing licensee support services, in connection with the Zero-emission Energy Recycling Oxidation System (the "ZEROS System"). The ZEROS System is a closed, waste disposal and energy production system which processes toxic and non-toxic waste and recycles the processed waste into marketable energy, carbon dioxide products, brine and other products. The waste processing is performed with zero emissions and is an alternative to the traditional "smokestack" incineration. The Company holds an exclusive license to sell licenses and equipment in connection with the ZEROS System technology to customers pursuant to a Master License Agreement (the "Master License Agreement"), entered into by and between the Company and M, Ltd., a Bahamian business entity and the owner of the rights to the ZEROS System technology.

ORGANIZATION AND HISTORY

       The Company was organized in Texas on November 12, 1996. On June 30, 1997 the Company merged with ZEROS USA, Inc., a Utah corporation incorporated on February 14, 1996, formerly known as Gunner Holdings, Inc. ("Gunner"). Pursuant to the terms of such merger, each shareholder of Gunner received one share of common stock of the Company, $.001 par value per share ("Common Stock"), for each share of Gunner common stock held by such shareholder.


       Prior to the merger, Gunner was a private corporation with 1,490,000 million issued and outstanding shares of common stock held by shareholders other than the Company. Such shares of common stock were held by the Agri Capital Trust, the Star Trust and the Gunner Trust. On March 15, 1997, immediately prior to the merger, Gunner effected a one for ten shares reverse split of its common stock, reducing to 1.49 million of its shares of outstanding common stock. Following the Merger, the three trusts distributed shares to an aggregate of 163 beneficiaries. At that time, Steve Clark, a director and chief executive officer of the Company, remained the controlling shareholder of the Company with an 80.3% voting interest.


         PRIOR TO THE MERGER BETWEEN ZEROS USA, INC., AND GUNNER HOLDINGS, INC., ANOTHER COMPANY NAMED GUNNER ENERGY CORPORATION WAS REPORTED TO ZEROS USA, INC., AS BEING A PUBLIC REPORTING COMPANY. UPON INFORMATION AND BELIEF IT WAS NEITHER A "BLANK CHECK" OR SHELL COMPANY, BUT INSTEAD HAD MADE ITS OWN OFFERING AND REPORTEDLY FAILED IN ITS VENTURES.

         THE BUSINESS NATURE OF GUNNER HOLDINGS, INC., WAS TO BE THE CONTROLLING SHAREHOLDERS OF GUNNER ENERGY CORPORATION TO PROVIDE A PLAN DISPOSITION FOR THE SHAREHOLDERS. GUNNER ENERGY CORPORATION HAD BEEN AN INACTIVE NON-REPORTING COMPANY FOR SEVERAL YEARS PRIOR TO THE FORMATION OF GUNNER HOLDINGS, INC.


       THE MAJORITY SHAREHOLDERS OF GUNNER ENERGY CORPORATION INCORPORATED GUNNER HOLDINGS, INC., UTAH, TO MERGE WITH ZEROS USA, INC., A TEXAS CORPORATION. AS A CONDITION OF MERGER, THE GUNNER ENERGY SHAREHOLDERS WERE GIVEN ONE SHARE OF STOCK FOR EACH SHARE OF GUNNER ENERGY CORPORATION OWNED. THE GUNNER ENERGY CORPORATION SHAREHOLDERS WERE NOT REQUIRED TO SELL, DISPOSE OR EXCHANGE THEIR GUNNER ENERGY CORPORATION STOCK. THE MERGER OF ZEROS USA, INC., (TEXAS) WITH ZEROS USA, INC., UTAH (NAME CHANGED FROM GUNNER HOLDINGS INC., TO ZEROS USA, INC., UTAH) RESULTED IN EACH GUNNER HOLDINGS (ZEROS USA, INC., UTAH) RECEIVING ONE SHARE OF ZEROS USA, INC, (TEXAS) PER SHARE OF GUNNER HOLDINGS, INC. (ZEROS USA, INC. UTAH) OWNED.


         THE NUMBER OF GUNNER HOLDING SHAREHOLDERS WAS 163. THEY WERE OBTAINED FROM THE STOCK TRANSFER AGENT'S CERTIFIED LIST OF GUNNER ENERGY CORPORATION SHAREHOLDERS.

         The shareholders ratified a share structure of the merged companies of 20,000,000 share of common and 10,000,000 shares of preferred. A distribution of shares was made as follows:

         Steve Clark        9,000,000
         Capital American   1,000,000
         Star Trust           400,000
         Agri Capital Trust   400,000
         Gunner Trust         690,000

         THE BUSINESS NATURE OF AGRI CAPITAL TRUST, STAR TRUST AND GUNNER TRUST IS BELIEVED TO BE BUSINESS INVESTMENT TRUSTS ESTABLISHED SEVERAL YEARS BEFORE THE FORMATION OF GUNNER HOLDING, INC., AND ZEROS USA, INC., TO INVEST, MANAGE ASSETS AND PROVIDE FINANCIAL SERVICE ON BEHALF OF THEIR BENEFICIARIES.

         THE AGRI CAPITAL TRUST, STAR TRUST AND GUNNER TRUST HAVE NO AFFILIATION TO THE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS. THE AGRI CAPITAL TRUST, STAR TRUST AND GUNNER TRUST ARE SHAREHOLDERS OF ZEROS USA, INC.


       Steve Clark formed M, Ltd., in 1993 primarily to manage revenues derived from international projects using his patents, technologies and systems and to own, develop and market his various inventions to be used in the oil and gas industry. Mr. Clark initially developed the predecessor to the ZEROS System based on mature technologies. This technology has evolved from operational facilities since 1983 performing environmental restoration for oil industry clients. Mr. Clark conveyed all rights to the predecessor to the ZEROS System to M, Ltd., in 1993. M., Ltd., continued further development of the technology into the ZEROS System. UCBM Management, a Bahamian company ("UCBM"), provides the officers and directors. Mr. Clark is neither an officer nor a director of
M. Ltd. Mr. Clark has no ownership interest in UCBM, nor any rights to management of UCBM.



       In November 1996, M, Ltd., entered into the Master License Agreement with the Company, providing the Company with the exclusive right and license to sell operating licenses, to sell or lease through related parties ZEROS System equipment to customers and to use M, Ltd.'s proprietary marks, indicia and information regarding patents in connection therewith. The license covers an unlimited geographical area and includes any and all territories, foreign and domestic. The Company agreed to pay M, Ltd., a master license fee in the aggregate amount of $16,000,000, due and payable on or before eight years from the date of the agreement. The master license fee consists of a $4.0 million fee for the right and license granted pursuant to the Master Transaction Agreement, and a $12,000,000 royalty payment. Such royalty payment is to be paid at the rate of $3,000,000 per system for each of the first four systems sold by the Company to other licensees. In addition, M, Ltd., shall receive a five percent commission on the Company's collections arising in connection with the sale of licenses and equipment, five percent of the waste disposal fees ("tipping fees") and five percent of the value of all by-products produced from the operation of each ZEROS System.

       During 1997, the Company entered into five non-exclusive territorial license agreements providing for license fees of $13.5 million in the aggregate, including installments of $4.5 million to be paid to the Company in 1998 beginning one year from the effective date of the license agreement. The effective dates of such license agreements are as follows:

                           LICENSEE                    EFFECTIVE DATE
                           --------                    --------------
                ZEROS Piney Creek Corporation        February 27, 1997

                 ZEROS California Corporation          March 31, 1997

                   Lawson ZEROS Corporation             May 31, 1997

                          ZHM, Inc.                   October 29, 1997

                  ZEROS Western Corporation           November 2, 1997


       The license agreements with ZEROS Piney Creek Corporation, ZEROS California Corporation and ZEROS Lawson Corporation were restructured to provide for a conforming fee of license purchase price to reflect the purchase price offered to subsequent license purchasers and to provide a new payment schedule upon the payment of $100,000.00 towards the purchase price of a plant to pay for engineering costs.


       ZEROS Piney Creek Corporation, ZEROS California Corporation, and Lawson ZEROS Corporation were actually physically issued their share certificates on September 30, 1997. Even so the effective dates are as stated in the original license agreements.


       Construction financing for ZEROS Piney Creek has been committed by source in New York through international bankers. Each of the other current licensees have entered into an agreement with Capital to arrange construction and permanent financing in order to build a ZEROS Systems facility, but currently no licensee other than ZEROS Piney Creek has obtained financing or a commitment for financing from any lender. In addition, there is no assurance that each of the licensees will be able to obtain financing sufficient to build and equip a ZEROS Systems. Please note further that the license agreement does not mandate that a licensee build a primary plant, but may construct a plant for a third party.


BUSINESS OF THE ISSUER

       The Company sells non-exclusive territorial licenses to operate the ZEROS System and the right to sell additional operating licenses for the use of the ZEROS System. In addition, the Company sells and leases through related parties, and arranges for the manufacture and installation of, the equipment required to operate the ZEROS System. Under terms of its license agreements with customers, the Company collects royalties on the waste by-products generated as a result of the operation of a ZEROS System facility by its licensees, as well as royalties on the tipping fees collected by its licensees. In addition, the Company intends to provide additional ongoing services to the users to permit the equipment to operate more efficiently.

       The Company is in the business of licensing and selling technology and equipment to customers that recycle energy from a variety of fuels, including hazardous and non-hazardous, toxic and non-toxic wastes. The Company sells or leases through related parties the necessary equipment for the operation of the ZEROS System, which equipment is manufactured by another entity to the specifications of the Company and its customers. The Company itself does not recycle waste, energy or operate any equipment.


       The standard license agreement entered into by and between the Company and its licensees permits the licensee to either purchase and operate the ZEROS System for its own use or act as an authorized representative of the Company in the sale or lease of the ZEROS System technology and equipment to third parties. The license covers a limited geographical area specified in each license agreement. Although the license is non-exclusive, the license agreement provides that the licensee shall have the right to be paid a commission by the Company for any other operating license sold after the date of such agreement to another entity within such licensee's service area.


       Pursuant to the terms of the Company's typical license agreement, the licensee agrees to pay the Company a license fee in the amount of $2.7 million, payable in three annual installments of $900,000 each, beginning one year from the date of the agreement, and subject to such further terms and conditions agreed to by the Company and licensee. In addition, the Company will receive fifteen percent of the gross income generated by the use of the ZEROS System by the licensee. For purposes of the Company's license agreements, "gross income" is defined as all of the income of the licensee, before deducting operating expenses and taxes, that is generated from tipping fees and from the sale of all products produced by each ZEROS System facility operated by licensee.


       The Company may revoke its standard license agreement in the event the Company has given written notice to the licensee of a breach of such license agreement, and such breach is not cured by the licensee within thirty days of receipt of such notice. In addition, the license agreement terminates immediately upon the occurrence of any of the following events: (i) the termination of the licensee's rights to possession of its current offices, unless such termination is without fault or affirmative action on the part of the licensee, (ii) the bankruptcy of the licensee, (iii) the making of a general assignment by the licensee for the benefit of creditors, and (iv) the appointment of a receiver or similar officer to take charge of the licensee's business, or any attachment, execution, levy, seizure, or appropriation of the licensee's interest in the license agreement.

       In the event the licensee proposes to sell the business operated pursuant to the license agreement to any party other than a controlled corporation, the licensee must first notify the Company of such proposed sale. The Company shall have the right to purchase the business on the same terms as stated in such proposed sale. If the Company does not notify the licensee of its election to exercise such right within fourteen days, the licensee may sell the business to the third party, but only upon the same terms and conditions and only upon the consent of the Company.

ZERO-EMISSION ENERGY RECYCLING OXIDATION SYSTEM


       The ZEROS System is a closed, energy recycling process, operating as a thermal oxidation process. Unlike incineration, the process does not consume ambient air and it has no smokestack or other vent to discharge emissions. The Company believes that the ZEROS System would be classified as "Air Quality Exempt" by state environmental agencies, acting in accordance with the Environmental Protection Agency ("EPA") regulations, because the system has no smoke stack and has demonstrated a 100% mass balance, thus proving to be emission free. On April 29, 1997 the Company received a letter from the Texas Natural Resource Conservation Commission stating that the Commission has determined that the construction and testing of the ZEROS System will not create a new source of air contaminants or increased emissions of air contaminants from existing sources and that, on this basis, no permit will be required from the Office of Air Quality. Principal components of the ZEROS System are represented in the diagram below.





[Inserted below contains a diagram of the Zero-emission Energy Recycling Oxidation System, showing the primary combustion chamber, secondary combustion chamber, baghouse, combustion gas manifold, ozone oxidation chamber, electrostatic precipitator and catalytic reactor, acid scrubber, filtration system, distillation brine concentration, indirect heat exchanger, refrigerated heat exchanger and carbon dioxide recovery system.]

       The ZEROS System employs a rotary kiln primary combustion chamber followed by a cyclone separator where entrained particulate matter is removed from combustion gasses exiting the rotary kiln before their entry into the secondary combustion chamber. Combustion gasses are exposed to a high temperature, high turbulence, oxidative environment for at least two seconds in the secondary combustion chamber resulting in extremely high process oxidation efficiency. Both the primary and secondary combustion chambers are oxygen fired from an oxidizer source, not with ambient air, eliminating nitrogen (which comprises approximately 78% of ambient air) and nitrous oxide, a principal smokestack contaminant, from the system.

       Hot combustion gasses from the secondary combustion chamber (approximately 2400 degrees Fahrenheit) are circulated through an energy recovery boiler and a baghouse filter to remove entrained fly ash. A portion of the cleaned and cooled combustion gas is returned from the outlet of the baghouse fabric filter and re-introduced to the primary and the secondary combustion chambers at a temperature of up to 1200 degrees Fahrenheit together with the pure oxygen providing for thermal oxidation of fuel and waste.

       The use of recycled combustion gasses and pure oxygen provides a number of advantages over ambient air as the oxidizer source. The absence of nitrogen and other gasses which together comprise approximately 79% of ordinary air greatly diminish the mass of exhaust gasses which exit the combustion chamber. The recycled combustion gasses reenter the combustion chambers approximately 1000 degrees Fahrenheit above the ambient temperature, allowing high temperature operation that promotes complete combustion without the energy cost that would otherwise be incurred in continuously heating ambient air. Recycled combustion gasses have a higher heat transfer capability than air at elevated temperatures such as those in the operating combustion chambers and in the energy recovery boiler. Additionally, at elevated temperatures the recycled combustion gasses have the benefit of being reactive with carbon and some hydrocarbons to form a synthetic fuel gas that is reinjected into the combustion chamber.

       Both combustion chambers are operated at pressures below standard atmospheric pressure during normal operations. Special seals are installed on the rotary kiln to prevent air infiltration. These same seals additionally prevent the expulsion of combustion gasses should the rotary kiln primary combustion chamber become slightly pressurized due to inadvertent over feeding or the introduction of highly volatile waste stock. As a backup for fail safe operation a vacuum tank is provided to automatically scavenge excessive combustion gas during an inadvertent kiln pressurization.

       Upon exiting the secondary combustion chamber the combustion gasses are routed into a heat recovery boiler. The boiler is operated at 250 pounds per square inch of steam pressure and the combustion gasses exit the boiler at approximately 450 degrees Fahrenheit. From the boiler, the combustion gasses are routed to a baghouse filter where entrained particles are removed.

       Steam produced by the heat recovery boiler has many uses on site. It can be used as pure steam energy to drive wood dryers or to generate electricity by driving a turbine generator. The Company believes that the electrical power generated can be used as a portion of the electrical power required to operate the facility, drive water purification equipment and sold commercially, thus defraying a considerable portion of the operating expense of the facility.

       Upon exiting the baghouse fabric filter the cleaned combustion gasses enter the induced draft fan which provides the motive force keeping the gasses moving through the process. At the exit of the induced draft fan the gasses split into two streams of flow. A portion of the cleaned and cooled combustion gas is returned to both combustion chambers where it mixes with the products of combustion there and is re-heated. The cooler, recycled combustion gas moderates the temperatures in the combustion chambers. Conventional combustion processes introduce a constant four parts nitrogen with each one part oxygen delivered for combustion. To increase temperature these conventional combustion processes increase fuel and firing rate which results in increasing production of nitrous oxides. In the ZEROS System, the operator can simply reduce the amount of re-circulated combustion gas to increase combustion chamber temperature without increasing fuel consumption and firing rate. Temperature and oxidation rate can be readily controlled in the combustion chambers by regulating the flow of oxygen (increasing oxygen to increase temperature and oxidation rate) and the cooler recycled combustion gasses (which moderate temperature and oxidation rate). This factor provides an extra measure of control to enhance the safety and quality of operation of the ZEROS System facility.

       Cleaned and cooled combustion gasses which is not returned to the combustion chambers are routed into the wet scrubbing system to remove acidic constituents such as Sulphur Dioxide ("SO(2)") and Hydrochloric acid ("HCl") before the gas enters the Carbon Dioxide ("CO(2)") recovery plant. The first component of the wet scrubbing system is an adiabatic quench and low pressure drop Venturi. Combustion gas temperature is dropped from approximately 400 degrees Fahrenheit to roughly 175 to 180 degrees Fahrenheit in the Venturi quench by direct contact with and evaporation of water. This direct contact with water spray also provides for absorption of HCl from the gas into the water. Approximately 90 percent of the HCl in the combustion gas will be removed by this first mechanism in the wet scrubbing process. SO(2) and additional HCl are removed from the combustion gas by contact with reagents in the packed bed scrubber and in additional scrubbing columns added to insure optimum scrubbing efficiency before the gas enters the CO(2) recovery system. There is also an activated carbon packed bed absorber immediately before the inlet of the CO(2) recovery system to remove trace levels of residual organic compounds and metal fume such as mercury which might find its way into the process with certain waste streams.

       The wet scrubbing process requires that a liquid brine be produced and discharged from the scrubber. The amount of brine discharge depends on the level of chlorine and sulfur present in the waste being processed. This brine is mixed with the ash product and cement described below to form cinder blocks. In the event that waste with very high chlorine and/or sulfur content is processed and more liquid brine discharge is produced than can be mixed with ash and cement, the excess will be filtered and steam from the boiler will be utilized to evaporate water from this filtered brine to produce a marketable fracturing agent (frac) for the oil industry. If required a solid salt cake can be produced from this brine.

       After treatment in the wet scrubbing system, the remaining combustion gas, a mixture of water vapor, CO(2), excess oxygen and nitrogen (from the combustion of natural gas, fuel oil, and certain waste streams), enters the CO(2) recovery unit. The CO(2) recovery unit condenses and discharges the moisture as a liquid. This water is then used as make-up to the wet scrubber system to replace the water that is discharged there as a brine. The amount of water recovered from the combustion gas will vary, but the Company anticipates a typical collection rate of 10 gallons per minute. In the event that the scrubber does not require this amount of water due to a very low chlorine and sulfur content in the waste, the excess water will be contained, filtered, treated, sampled and analyzed as required to allow for its discharge into the waste heat boiler.

       The gaseous combination of roughly four parts oxygen and one part nitrogen that is discharged from the CO(2) recovery unit cannot be reintroduced into the ZEROS System process because the nitrogen would accumulate and grow in proportion to the other gasses until the process was overwhelmed. The gaseous mixture is recovered as a separate product from the CO(2) and sold for oxygen enrichment to metal smelters or used on site to fire a small clean fuel burner for a recycling process for scrap metal or glass, or the mixture can be processed further to yield pure oxygen.

       Upon exiting the boiler the combustion gasses are routed into the baghouse fabric filter where particulate matter entrained in the gas flow is removed. This particulate matter is commonly referred to as fly ash because it so readily takes flight with a moving gas. Fly ash is readily ingested by breathing and typically contains trace levels of metals which are harmful to human health and the environment. To prevent accidental discharge and the consequential dispersion of fly ash into the air the system is operated below atmospheric pressure and a wetting process is used to convert the fine dry powder into a paste.

       Ash is also discharged from the exit of the rotary kiln primary chamber, the cyclone separator, and from the bottom of the secondary combustion chamber. Air seals are provided at each of these discharge points to prevent air infiltration, including rotary seals submerged in water for cooling, dust suppression, and additional blockage of air. Ash discharged from this process is hot (212 degrees Fahrenheit) and requires cautious handling. Cement can be added during this period if required as a measure to bind leachable metals or other hazardous inorganic or residual trace organic constituents.

       Cement is mixed with the paste formed by mixing water with the baghouse fly ash. The cement and fly ash is then mixed with the bottom ash from the kiln and cyclone separator. This mixture is formed into cinder blocks for storage on site. Walkways, barricades, fences, small storage buildings, and fire walls separating waste storage areas can all be constructed from the cinder blocks produced over time from the ash discharged from the facility.

       The Company believes that some of the advantages of the ZEROS System over conventional destructive waste disposal systems include:

              (i) The ZEROS System produces no "emissions" (as defined by the EPA)

              (ii)   No "Emergency Stack Opening" is required

              (iii) Gas velocities are not a factor in operation of the ZEROS System

              (iv)   The ZEROS System provides increased system control

              (v) Co-generation of electrical energy for sale and for water purification

              (vi) Production of marketable products, including dry ice, liquid carbonics, carbon dioxide gas and brine.

       The ZEROS System equipment can be manufactured in the following general formats:

              Industrial Units which are generally installed on fixed industrial sites. These units range in the 100 to 200 ton per day processing capacity and will handle integrated waste streams.

              Mobile Processing Units are mounted on tractor trailers with wheels and designed according to the licensee's project and required capacity. These units will generally handle between 50 and 75 tons per day and will be moved from site to site.

              Biomedical Facilities are smaller units designed for installation in an enclosed structure which can be placed on a hospital's premises. The Company estimates that the processing capacity for such unit will be between 25 to 50 tons per day. The EPA has mandated that hospitals with in-house waste incinerators shut down their incinerators by the year 2000. The biomedical units provide hospitals an alternative waste disposal process without emissions.

       The ZEROS System technology can also be manufactured as a Special Use System which can process waste streams which are radioactive and contaminated with low level nuclear material. Since no systems of this type have been proposed, the design and engineering of such unit has not progressed to a presentation stage.

MANUFACTURE OF THE ZEROS SYSTEM EQUIPMENT

       The Company has entered into an agreement with OCS, Inc., a Texas corporation ("OCS"), to authorize OCS to manufacture the ZEROS System equipment. Pursuant to such agreement, OCS would manufacture, install, test, and maintain the ZEROS System equipment as well as provide each licensee with a product warranty, training, inspections, and technical support. The Company will receive a 10% interest in the revenues resulting from the design, manufacture, assembly and installation of equipment in connection with the ZEROS System equipment manufactured by OCS.

       In order to manufacture the ZEROS System equipment, OCS will use its 100,000 square foot facility with storage, welding and machine works equipment as well as an industrial laboratory for testing, inspecting and qualifying the ZEROS System equipment. The Company believes that this facility is capable of producing equipment for four ZEROS System facilities simultaneously during a 150 day period and a total of eight facilities per year.

       The construction of the ZEROS System equipment involves conventional petroleum refinery equipment and conventional construction techniques. The components for the ZEROS System will be constructed and tested at the OCS facility and transported to the site determined by the licensee for installation.


       OCS is an oilwell control services company, engaged in oilwell blowout, fire, failure and quality assurance management services and construction and has been in business for more than 23 years. It has serviced more than 2,000 oilwell blowouts, failures and fires during the time it has been in business. The Company believes that OCS has the requisite expertise to manufacture the ZEROS System equipment. OCS was organized by Mr. Clark in January, 1975, in order to manage his business activities in oil well blowout and failure analysis and control. Mr. Clark is the sole shareholder of OCS.


DEPENDENCE ON CERTAIN MAJOR CUSTOMERS


       Currently, the Company has five licensees. Since a significant portion of the Company's revenues will be derived from the royalty payments to be paid by each licensee pursuant to the license agreement, the failure of any licensee to pay its deferred license fees or to succeed in the construction and operation of its ZEROS System will have a substantial impact on the revenues of the Company. However, the Company is vigorously marketing the ZEROS System to prospective licensees. As the number of licensees grows, the effect on the Company of the failure of a licensee will not be as significant.

COMPETITION

       Although the Company does not process waste, it sells ZEROS System operating licenses and equipment to licensees that have a need to process waste. Consequently, the Company competes with both national and local waste management businesses that provide alternative waste disposal options to prospective licensees. These businesses primarily store or bury waste in landfills, incinerate it, or treat the waste with chemicals. The Company believes that the ZEROS System will be able to compete effectively because of its ability to (i) process waste with 100% mass balance zero emissions and (ii) convert the waste into marketable energy, and (iii) produce carbon dioxide, brine and certain other products. Some of the Company's competitors, however, are larger and have greater financial and other resources than the Company.

MARKETING AND NEW BUSINESS DEVELOPMENT

       The Company plans to establish marketing and business development offices in key areas of the United States and in certain international locations. The Company anticipates that the average annual cost of its business centers will be $100,000 which will include payment of basic overhead expenses with base salaries for an average of two commissioned marketing representatives per office. Other forms of compensation are performance-based commissions for the sale of licenses and equipment to the licensee. The Company's business development offices presently in organization include the following:

       1.     Houston ZEROS Business Center (Houston, Texas)
       2.     Oakland-Alameda ZEROS Business Center (Bay Area, California)
       3.     Banning ZEROS Business Center (Palm Springs, California Area)
       4.     Syracuse ZEROS Business Center (Syracuse, New York)
       5.     Seattle ZEROS Business Center (Seattle, Washington)
       6.     BAF de Mexico ZEROS International Center (Mexico D.F., Mexico)

It is the Company's goal for each of the ZEROS business development offices to originate and place two new licenses per year for which the Company will pay a commission. The Company intends to market aggressively the ZEROS System technology and equipment, utilizing its business relationship with Capital to assist the prospective licensees and buyers in arranging financing for the purchase of ZEROS System equipment. The Company will pursue leads from users, staff personnel, trade shows and conferences as well as hire a professional marketing staff. The Company has developed and currently has a "web site" on the internet, located at www.zerosusa.com and has participated in trade shows. The Company also distributes pamphlets, brochures and promotional packets to prospective investors, licensees and end-users. Other new business sources include business referrals, announcements of contractors, advertisement for bids and requests for proposals which the licensees originate for the development of sales opportunities. The Company will coordinate and assist the ZEROS System licensees with plans and programs to respond to various commercial and governmental requests for bid proposals as well as respond to advertisements made by prospective customers in situations where the ZEROS System process is suitable.

INTELLECTUAL PROPERTY

       The Company's business depends on the continuation of the Master License Agreement with M, Ltd., through which the Company obtains all rights to the technology that it markets and licenses. The Master License Agreement provides the Company with the exclusive right to develop business opportunities related to the ZEROS System technology, and to sell, lease, license, market and use, under terms and conditions approved by M, Ltd., the ZEROS System technology and all improvements thereof. The rights granted under the Master License Agreement cover an unlimited geographical area and continue perpetually unless terminated as a result of (i) the termination of the Company's rights to possession of its current offices, unless such termination is without fault or affirmative action on the part of the Company, (ii) the bankruptcy of the Company, (iii) the making of a general assignment by the Company for the benefit of creditors, and (iv) the appointment of a receiver or similar officer to take charge of the Company's business, or any attachment, execution, levy, seizure, or appropriation of the Company's interest in the Master License Agreement.

       The technology comprising the ZEROS System is protected by one United States patent and three United States patent applications pending which primarily relate to reduced emission combustion process with resource conservation and recovery options, and non-thermal process for cleaning hydrocarbon from soils. The patents grant M, Ltd., the right to exclude others from making, using, offering for sale and selling the inventions in the United States. The process of seeking patent protection can be long and expensive, and no assurance can be given that a patent will issue from the currently pending applications of M, Ltd., or its future applications or that, if patents are issued, that they will be of sufficient scope or strength to provide a meaningful protection or any commercial advantage to M, Ltd., or the Company. Litigation, which could demand significant financial and management resources, may be necessary to enforce patents or other intellectual property rights of M, Ltd., and the Company.

       A significant portion of the ZEROS System comprises innovations based on mature technology and is protected by M, Ltd., and the Company as confidential proprietary information or trade secrets. Although the Company and M, Ltd., have taken steps to maintain the confidentiality of such information, there can be no assurance that such confidentiality can be maintained or that competitors cannot reverse engineer key elements of the ZEROS System without access to confidential information. Although such patents and proprietary information are material to the operations of the Company, the Company believes that its future success will depend more on its technological, marketing and general business skills than on exclusive rights to its proprietary technology.

       Mr. Clark initially filed a patent application for the ZEROS System. He then transferred the rights to M, Ltd., in 1993. On November 15, 1996, pursuant to a Master License Agreement, M, Ltd., granted the Company an exclusive license to sell licenses and equipment in connection with the ZEROS System. In accordance with the Master License Agreement, M, Ltd., retained all rights to any improvements and related technologies, whether patented or not, discovered or invented by the Company. The agreement further provides that all costs incurred in the development and filing of the patent applications are to be paid by the Company.

RESEARCH AND DEVELOPMENT

       The Company conducts research and development to improve the quality and efficiency of the ZEROS System and to develop specific applications of the system according to the needs of its customers. Research and development activities include in-house development, extensive field testing, and development with its affiliates, OCS and M, Ltd.


       Through its research and development efforts, the Company has developed additional technologies for soil and water remediation which the Company calls ZEROS BioDynamics and ZEROS AquaDynamics, respectively.


       Pursuant to the Master License Agreement, M, Ltd., is entitled to royalties on advances and innovations developed by the Company arising out of the technology comprising the ZEROS System.

GOVERNMENTAL APPROVALS AND POTENTIAL FUTURE REGULATIONS

       The waste management industry is a highly regulated industry by both federal and state law. Since the Company does not operate a ZEROS System, however, but instead sells rights to technology to its licensees who in turn operate the systems, the Company believes there are no environmental laws that are applicable to the Company. In addition, the Company does not intend to manufacture the ZEROS Systems. Rather, the Company will contract with OCS and other qualified contractors to manufacture the ZEROS System equipment for sale to its licensees. Consequently, the Company believes there are no regulations of a manufacturing or operational nature that are applicable to the Company.

       The Company believes that the ZEROS process is currently exempt from EPA and the Department of Environmental Quality regulation because there is no smokestack or emissions to regulate or measure as described by Title 40 and the Environmental Impact Statements required. The Company received a letter from the Texas Natural Resource Conservation Commission dated April 29, 1997 stating that the Commission has determined that the construction and testing of the ZEROS System will not create a new source of air contaminants or increased emissions of air contaminants from existing sources and that, on this basis, no permit will be required from the Commission's Office of Air Quality.

       Resource Conservation and Recovery Act of 1976. In 1976, Congress passed the Resource Conservation and Recovery Act of 1976 ("RCRA") as a response to growing public concern about problems associated with the handling and disposal of solid and hazardous waste. RCRA required the EPA to promulgate regulations identifying hazardous wastes. RCRA also created standards for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes, including a manifest program for the transportation of hazardous wastes and a permit system for solid and hazardous waste disposal facilities. The Company believes that its existing licensees will not be subject to RCRA because the hazardous waste to be treated originated on the site where the ZEROS System is to be located and such licensees currently have no plans to transport, transfer or receive hazardous materials.

       Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), established a regulatory and remedial program to provide for the investigation and clean-up facilities from which there has been an actual or threatened release of hazardous substances into the environment, including the designation of "Superfund" sites. CERCLA and similar state laws impose strict joint and several liability on the current and former owners and operators of facilities from which releases of hazardous substances have occurred and on the generators and transporters of the hazardous substances that come to be located at such facilities. Responsible parties may be liable for substantial waste site investigation and clean-up costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations. If a ZEROS System licensee were found to be a responsible party for a particular site, it could be required to pay the entire cost of waste site investigation and clean-up, even though other parties may also be liable. The Company believes that its existing licensees will not be subject to CERCLA as a result of their use of the ZEROS System, however, because the ZEROS System will be used to treat waste generated at the site and, as such, the ZEROS System will not be the cause or a contributor to the release of hazardous waste under CERCLA.

       State and Local Regulation. The Company has licensed ZEROS Systems in four states and is marketing throughout the United States. Each state has its own regulations related to the handling, treatment, processing, transferring, recycling and storage of hazardous waste subject to the priority of federal laws and regulations. In each of the states where a licensee of the Company currently intends to operate a ZEROS System, the licensee is required to comply with numerous state and local laws and regulations as well as its site-specific operating plan. Agencies writing regulations at the state level typically include departments of health and state environmental protection agencies. In addition, many municipalities have ordinances, local laws and regulations affect the operations of the Company's licensee, including but not limited to zoning and health measures.

       The Company believes increased government regulation regarding landfills, incinerators and other waste processing systems could substantially benefit the Company. However, the demand for the ZEROS System may be adversely affected by the amendment or repeal, or reduction in enforcement of federal, state and local laws and regulations. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed or enforced, or any failure or delay in enactment of legislation or regulations in the future may affect the Company's operations.

EMPLOYEES

       As of October 1, 1997, the Company had approximately nine full-time employees. The Company's employees are not subject to any collective bargaining agreements and management regards its relations with employees to be good.

LOCATION

       The Company maintains offices at 507 North Belt East, Suites 155 and 550, Houston, Texas 77060, (281) 448-6070. This space is leased from Capital American Associates, Inc. ("Capital").

         THE COMPANY CURRENTLY SUBLEASES ITS ADMINISTRATIVE OFFICES ADEQUATELY FURNISHED WITH FURNITURE, COMPUTERS, TELEPHONES AND FACSIMILE EQUIPMENT WITH APPROXIMATELY 4,500 SQUARE FEET. IT LEASES FURNISHED SPACE INCLUDING OFFICE EQUIPMENT PLUS REIMBURSES DIRECT OUT-OF-POCKET EXPENSES FOR SUCH ITEMS AS POSTAGE AND OFFICE SUPPLIES. THE MONTHLY RATE IS $.54/SQ. FT.

         THE COMPANY LEASES THE ENTIRE FIRST FLOOR OF AN OFFICE BUILDING LOCATED ON 504 OLD LIVERPOOL ROAD, LIVERPOOL, NEW YORK. THE LEASE TERM IS THREE YEARS, COMMENCING ON OCTOBER 14, 1997 AND EXPIRING ON OCTOBER 15, 2002 AT A MONTHLY RATE OF $1,500.00 PER MONTH.

         ON JULY 30, 1997 THE COMPANY FORMED ZBA, A CALIFORNIA PARTNERSHIP WITH ZEROS CALIFORNIA CORPORATION TO BUY THE PROPERTY LOCATED AT 245 NORTH MURRAY STREET, BANNING, CALIFORNIA 92220 FOR THE SUM OF $279,000.00. THE MONTHLY PAYMENTS FOR THAT PROPERTY ARE $4,229.17 PER MONTH. THE OFFICES ARE USED BY THE COMPANY AND ZEROS CALIFORNIA CORPORATION.

         THE COMPANY SUBLEASES 1000 ATLANTIC AVENUE, SUITE 106, ALAMEDA, CALIFORNIA 94501. THIS SUBLEASE IS A MONTH-TO-MONTH LEASE FROM LEXICAL TECHNOLOGIES, INC.

RISK FACTORS

       In addition to the other information contained herein, the following risk factors should be considered carefully by any interested party before investing in the Company.

No Operating History

       As an emerging company, the Company has had a limited operating history. Thus far, the management has devoted significant efforts to raising capital and identifying appropriate candidates with which to enter into license agreements. The success of the Company will depend, in part, upon its ability to identify and close license agreements with qualified licensees who can operate the ZEROS System successfully and provide an income stream to the Company.

Liquidity Risk

       The Company's revenues are derived from the sale of licenses and equipment ordinarily upon deferred payment terms. As a result, although the Company may record substantial revenues, it may not have sufficient cash flows to finance its current operations. As a result of the Company's financing activities, it believes that it has sufficient funds to conduct its planned operations for the subsequent twelve months. Ultimately, the Company is dependent upon the ability of its licensees to finance deferred licensee fee payments and the cost of constructing, equipping and operating the ZEROS System. There can be no assurance that sufficient cash will be available as needed to fully execute the Company's business plans.

Financing for Licensee


       Each of the current licensees have entered into an agreement with Capital to arrange construction and permanent financing in order to build a ZEROS System facility. There can be no assurance that each of the licensees will be able to obtain financing sufficient to build and equip a ZEROS System or to satisfy its obligations pursuant to the license agreement.


Risk That System Does Not Work

       The ZEROS System does not have a history of commercial operation by licensees. However, a prototype has been built, tested and operated. The ZEROS System is not based on new technology, but rather is primarily an application of well-established technology. The ZEROS System relies on a series of devices, equipment and apparatus substantially all of which must function as designed for the licensee to conduct commercial operations. Because no assurances can be given that every piece of equipment will be fully operational at all times, Investors should be aware that any loss of business to any licensee because of equipment failure will affect the revenue stream to the Company.

Dependence on Success of Licensee

       Although the Company will earn a one time license fee each time it sells a new license, a significant portion of the Company's revenues will be derived from the royalty payments to be paid by each licensee pursuant to the license agreement. Such royalty payment is equal to fifteen percent of the gross income (defined as income before deducting operating expenses and taxes) generated from tipping fees and the sale of all products produced by each ZEROS System facility operated by a licensee. Consequently, the success of the Company, in part, will depend upon the operations and success of its licensees.

Dependence on Steve Clark


       As the designer of the ZEROS System, the success of the Company will depend on the continuing efforts of Steve Clark and his designees with whom the Company has entered into a five-year employment agreement.


Dependence on Key Management Personnel

       The success of the Company's operations will depend on the continuing efforts of its executive officers. The business of the Company could be affected adversely if any of the executive officers does not continue in his or her management role and the Company is unable to attract and retain a qualified replacement.

Limited Experience of Management


       Other than Steve Clark's previous experience with OCS, none of the executive officers or directors have had prior experience in the field of recycling waste. The Company believes, however, that the absence of such experience will not have a material adverse effect on the Company since the Company is not in the waste recycling business, but rather sells licenses to the ZEROS System technology.

Need for Substantial Additional Capital

       As an emerging company and in order to develop its business plan, the Company will require substantial capital for administration, operations, marketing, legal and accounting fees and other similar expenses. There can be no assurance that additional financing will be available on a timely basis, if at all, or that it will be available on terms acceptable to the Company. In the event that adequate financing is not available or is not available in the amounts or on terms acceptable to the Company, the business plan and strategy could be severely impeded and the Company's ability to react to the demands of the industry in which it plans to do business could be limited, which could have a material adverse effect on the Company's business, financial condition and future prospects.

Environmental Regulation

       The waste management industry is a highly regulated industry by both federal and state law. Because the Company does not own or operate any ZEROS System, but, rather, sells rights to ZEROS System technology to licensees who operate the systems, the Company believes there are no environmental laws that are applicable to the Company. In addition, the Company does not intend to manufacture the ZEROS Systems. Rather, the Company will contract with OCS, and other approved contractors to manufacture the ZEROS System equipment for sale to the Company's licensees. Consequently, the Company believes there are no regulations of a manufacturing or operational nature that are applicable to the Company. Notwithstanding the foregoing, the Company has obtained from the Texas Natural Resource Conservation Commission a letter concluding that since the equipment as designed produces no emissions and does not contaminate the air, no permits or exemptions are required for the operation of a ZEROS System.

Reliance on Patents and Proprietary Technologies

       The Company's success depends in part on its ability to obtain patents and other intellectual property rights covering its technology. The Company has obtained certain patents and intends to continue to seek patents on its technology. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as the laws of the United States. Litigation, which could demand financial and management resources, may be necessary to enforce patents or other intellectual property rights of the Company. In addition, there can be no assurance others will not independently develop substantially equivalent or better technology that would be free of the Company's patents and other intellectual property rights.

Risks of Future Legal Proceedings

       The Company is not currently involved in any litigation or legal proceedings with any person and the Company is not aware of any threatened legal proceedings or any disputed claims which it believes will lead to any legal proceedings. The Company anticipates that it may, from time to time, be involved in legal proceedings in the ordinary course of business. Although no assurance can be given regarding the outcome of any legal proceeding, the Company believes that because it does not own, operate or manufacture any equipment comprising the ZEROS System that the Company expects to successfully defend suits based on allegations of environmental laws. Nevertheless, the Company promotes and sells licenses for the ZEROS System and provides custom design services intended to accommodate the particular needs of such licensees. There can be no assurance that legal proceedings will not arise as a result of disputes relating to allegations involving environmental laws.

The Emergence of New Technology

       The Company has no control over the emergence of new technology other that its own. The Company's technology can be surpassed by the introduction of other technology. The Company continues to improve and enhance its ZEROS System design, however, so that it can remain state of the art.

       Although the Company does not believe that it would suffer a direct loss from an equipment failure or industrial accident because the Company does not own, operate or manufacture the ZEROS System, any loss of business to any licensee because of equipment failure will ultimately affect the revenue stream to the Company, and if a record of industrial accidents were to develop with respect to the ZEROS System, the ensuing damage to the reputation of the system could have adverse effect on the Company's license sales and revenue stream.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

       The Company was organized November 12, 1996 and operates on a fiscal year ending March 31. The Company's revenues are derived from the sale of licenses and equipment ordinarily upon deferred payment terms. As a result, although the Company may record substantial revenues, it may not have sufficient cash flows to finance its current operations. As a result of its financing activities, the Company believes that it has sufficient funds to conduct its planned operations for at least the next twelve months. There can be no assurance, however, that sufficient cash will be available as needed to fully execute the Company's business plan.

       Although the Company reported revenues of $3,383,845 during its fiscal year ended March 31, 1997, the only cash generated during the period came from the private placement of $885,000 debentures. Negotiations are in varying stages with regard to the sale or lease of ZEROS System equipment to existing licensees. Although the total estimated cost of these plants has been defined, the financing necessary to commence construction has not been finalized. Therefore, until the buyer of the ZEROS System equipment has delivered the required payment, the Company cannot be assured of the sale of the equipment.

       The Company has entered into a Master License Agreement with M, Ltd., which requires the payment of $4.0 million no later than eight years after the effective date of the agreement and an additional $3.0 million to be paid for each of the first four plants sold by the Company to other Licensees. The payment of $12.0 million to be made in connection with the first four plants is not required until the Company has received payments from the licensees.


       Each licensee must obtain its own financing to pay its license fees to ZEROS and to pay a manufacturer to construct and equip its ZEROS System to the licensee's specifications. Although the Company believes that several of its licensees have sufficient capital to pay such fees and construction costs without third party financing, each of the licensees has engaged Capital American Associates, Inc. ("Capital") to arrange financing for it. The Company and Capital believe that such financing can be obtained on terms and conditions adequate to meet the licensees' needs. Of course, there can be no assurance that such financing can be obtained, or if obtained, that the terms will be favorable enough to produce a profit for the licensees.


       OCS, INC. AS THE AUTHORIZED MANUFACTURER OF THE ZEROS SYSTEMS HAS THE MANUFACTURING CAPACITIES OF AN ESTIMATED TWENTY UNITS PER YEAR. THE AVERAGE SALES PRICE PER UNIT ESTIMATED IS $20,000,000.

       THE ZEROS LICENSEE IS THE PURCHASER OF THE EQUIPMENT AND THE UNIT IS PURCHASED WITH THE FOLLOWING PAYMENT PROVISIONS TO OCS:

O     MANUFACTURING DEPOSIT FIRST DAY 50%
O     FIRST PROGRESS PAYMENT ON 45TH DAY 20%
O     SECOND PROGRESS PAYMENT ON 90TH DAY 20%
O     DELIVERY AND FINAL INSPECTION DATE 180TH DAY
O     FINAL PAYMENT 90TH DAY AFTER FINAL INSPECTION 10%

THE CAPITAL PURCHASES ESTIMATED BY OCS PER UNIT ARE AS FOLLOWS:

                  COMPONENT PARTS, MATERIAL AND SUPPLIES      $  7,500,000
                  PER UNIT

                  LABOR AND OVERHEAD COSTS PER UNIT           $  7,500,000

                  SALES COMMISSIONS                           $  2,000,000
                                                              ------------

                  TOTAL ESTIMATED PRODUCTION COST             $ 17,000,000
                  GROSS MARGIN                                $  3,000,000

                  FINAL TOTAL                                 $ 20,000,000


       EACH ZEROS LICENSEE IS TO OBTAIN THEIR OWN FUNDING FOR THE PURCHASE OF THE ZEROS UNIT. OCS HAS ESTABLISHED SUPPLIER ARRANGEMENTS FOR THE COMPONENT PARTS, MATERIALS AND SUPPLIES REQUIRED FOR THE PRODUCTION OF THE ZEROS UNITS AND THESE ARE ORDERED WHEN THE ZEROS LICENSEE PROVIDES CONFIRMATION OF FUNCTIONS FOR THEIR RESPECTIVE PURCHASES AND THE INITIAL DEPOSIT OF FUNDS.


       During the first two quarters of the Company's 1998 fiscal year, the six-month period from September 30, 1997, the Company continued its efforts to sell non-exclusive territorial licenses for the ZEROS System technology as well as continuing its improvements of the ZEROS System technology. During the fiscal year ended March 31, 1997, the Company raised $855,000 by the sale of its One Year 10% Secured Debentures (the "Debentures"). As of September 30, 1997, the total debentures sold were $1,928,084 and $135,000 of Series A Five- Year 12% Percent Convertible Bonds.

       The debentures have various maturing dates starting January 1998 with a monthly total of $200,000 and averaging $227,664 per month in the first quarter of 1998 and $292,367 per month in the second quarter of 1998. The Company expects a very strong exchange of the debentures, pursuant to their terms, into common stock versus monetary redemption at maturity. Over the succeeding twelve months, maturity on the Company's outstanding indebtedness is $1,928,084 on the debentures and $415,000 on secured commercial debt (See Footnote 5 to the Financial Statements for September 30, 1997.)

       The Company had an aggregate of $415,000 of commercial bank debt outstanding as of December 31, 1997 pursuant to a series of one-year term loans maturing at various dates from March 18, 1998 to August 12, 1998, made by Citizens Bank & Trust of Baytown, Texas. The loans are for one year on a fully secured basis, with interest paid quarterly at 7.00-7.35% per annum. The Company borrowed such funds for working capital and to fund the acquisition of certain assets from OCS.

       The Company is current on all of its bank debt obligations.

CAPITAL EXPENDITURES


       In November 1997, the Company entered into an asset sales agreement with OCS under which the Company acquired certain accounts receivable, certain contracts and certain equipment, including equipment used for testing ZEROS Systems, in consideration of $100,000 in cash and 3,000,000 million shares of Series C Convertible Preferred Stock. Other than such equipment, the Company does not anticipate the need for significant fixed assets. The Company's capital expenditures during fiscal 1997 were $16,292, not including obligations under the Master License Agreement, and $19,644 for the six month period ended June 30, 1997 (excluding the equipment acquired from OCS), primarily for furniture, fixtures and equipment, including computers, used by the Company's professionals and staff. The Company currently has no plans for capital expenditures except for additional expenditures for furniture, fixtures and equipment at levels comparable to prior periods.

REVENUE SOURCES.


       The Company anticipates that it will continue to obtain revenues from the sale of licenses to independent third parties to use the ZEROS System technology. These licenses are currently priced at $2,700,000 million per license payable in annual installments of $900,000 each over a three year period beginning one year from the effective date. The agreements with the Licensees provide that they pay a 15% royalty on the tipping fees and on the sale of by-products from operation of the ZEROS System equipment of which 5%, or one third, is remitted to M.,Ltd., within thirty days of receipt. Under terms of ZEROS' agreement with OCS authorizing OCS to manufacture ZEROS System equipment, the Company anticipates that it will earn 10% of the sales price of ZEROS System equipment manufactured by OCS. In consideration for certain covenants restricting Mr. Clark from certain hazardous business activities, the Company has issued 1,000,000 million shares of common stock to OCS.


RESEARCH AND DEVELOPMENT

       During the company's fiscal year ended March 31, 1997, the Company had no material research and development expenditures.


ITEM 3.       DESCRIPTION OF PROPERTY

       The Company currently subleases 4,112 square feet of administrative offices adequately furnished with furniture, computers, telephones and facsimile equipment at 507 North Belt East, Suites 155 and 550, Houston, Texas 77060. These offices serve as both the Company's headquarters and as one of its regional business development offices. The lease term is two years and expires on December 31, 1998. The Company believes that the current facilities are adequate but that it will require additional space in January 1999 to accommodate planned growth. The Company anticipates that additional space will be available on reasonable terms if needed.

       The Company leases the entire first floor of an office building located on 504 Old Liverpool Road, Liverpool, New York 13088. The lease term is three years, commencing on October 15, 1997 and expiring on October 15, 2000.

       THE MONTHLY RATE IS $1,500.00 PER MONTH. THE LESSOR IS NOT AFFILIATED WITH THE COMPANY, ANY OF ITS OFFICERS, DIRECTORS OR PRINCIPAL SHAREHOLDERS.

       ON JULY 30, 1997 THE COMPANY FORMED ZBA, A CALIFORNIA PARTNERSHIP WITH ZEROS CALIFORNIA CORPORATION TO BUY THE PROPERTY LOCATED AT 245 NORTH MURRAY STREET, BANNING, CALIFORNIA 92220 FOR THE SUM OF $279,000.00. THE MONTHLY PAYMENTS FOR THAT PROPERTY ARE $4,229.17 PER MONTH. THE OFFICES ARE USED BY THE COMPANY AND ZEROS CALIFORNIA CORPORATION.

       The Company leases regional offices at 1000 Atlantic Avenue, Suite 106, Alameda, CA 94501.

       THE MONTHLY RATE FOR THOSE OFFICES IS $4,604.00. THE LESSOR IS NOT AFFILIATED WITH THE COMPANY, ANY OF ITS OFFICERS, DIRECTORS OR PRINCIPAL SHAREHOLDERS.


ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP SUMMARY

       The following table sets forth, as of January 20, 1998, the number of shares of each class of equity securities of the Company beneficially owned by
(i) each person known by the Company (based on filings under Section 13(d) or 13(g) of the Exchange Act) to be the holder of more than five percent of the Company's outstanding common stock, (ii) each of the Company's directors, (iii) the named executive officers of the Company, and (iv) all of the Company's directors and officers as a group. Except as otherwise stated below, each person named below has sole investment power and sole voting power with respect to all shares attributed to such person.

-------------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS                                             AMOUNT AND NATURE OF        PERCENT OF
      OF BENEFICIAL OWNER                 TITLE OF CLASS             BENEFICIAL OWNERSHIP        CLASS (1)
-------------------------------------------------------------------------------------------------------------
Steve Clark                                   Common                    12,407,000(2)                47.0%
507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred         8,500,000                   73.4%

                                  Series D Convertible Preferred             7,000                     .4%
---------------------------------------------------------------------------------------------------- ---------
Jesse Blanco                                  Common                     1,134,496(3)                 4.3%
507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           416,666                    3.6%

                                  Series D Convertible Preferred           117,830                    6.0%
-------------------------------------------------------------------------------------------------------------
Chet Gutowsky                                 Common                       722,666(4)                 2.8%
507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           416,666                    3.6%

                                  Series D Convertible Preferred             6,000                     .3%
-------------------------------------------------------------------------------------------------------------
R. J. Simmons, Jr.                            Common                       820,666(5)                 3.1%
507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           416,666                    3.6%

                                  Series D Convertible Preferred             4,000                     .2%
-------------------------------------------------------------------------------------------------------------
Susan Smith                                   Common                     2,886,119(6)                11.0%
507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           416,666                    3.6%

                                  Series D Convertible Preferred           105,950                    5.4%
-------------------------------------------------------------------------------------------------------------
Celso B. Suarez, Jr.                          Common                       762,666(7)                 2.9%
507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           416,666                    3.6%

                                  Series D Convertible Preferred             6,000                     .3%
-------------------------------------------------------------------------------------------------------------
Harendra (Anu) Mahendra                       Common                     2,300,000(8)                 8.8%
507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           100,000                     .8%

                                  Series D Convertible Preferred               -                        -
-------------------------------------------------------------------------------------------------------------
OCS, Inc.                                     Common                     4,000,000(9)                15.2%
6507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred         3,000,000                   25.9%

                                  Series D Convertible Preferred               -                        -
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS                                             AMOUNT AND NATURE OF        PERCENT OF
      OF BENEFICIAL OWNER                 TITLE OF CLASS             BENEFICIAL OWNERSHIP        CLASS (1)
-------------------------------------------------------------------------------------------------------------
CAG Trust                                     Common                     1,761,431(10)              6.7%
6507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           416,666                  3.6%

                                  Series D Convertible Preferred            19,000                  1.0%
-------------------------------------------------------------------------------------------------------------
Capital American Associates, Inc.             Common                     1,761,431(11)              6.7%
6507 North Belt East, Suite 550
Houston, TX 77060                 Series C Convertible Preferred           416,666                  3.6%

                                  Series D Convertible Preferred            19,000                  1.0%
-------------------------------------------------------------------------------------------------------------
All Directors and Executive                   Common                    21,033,613(12)             80.0%
Officers as a Group
                                  Series C Convertible Preferred        11,099,996                 95.9%

                                  Series D Convertible Preferred           265,780                 13.5%
-------------------------------------------------------------------------------------------------------------


------------------

       (1) These percentages are calculated on the basis of 10,690,000 shares of Common Stock, 13,521,796 shares of Company's Series C Convertible Preferred Stock (convertible into Common Stock at the rate of one share of common stock for each share of Series C Convertible Preferred Stock), and 1,971,802 shares of Company's Series D Convertible Preferred Stock (convertible into Common Stock at the rate of one share of common stock for each share of Series D Convertible Preferred Stock), outstanding on January 20, 1998, plus, with respect to each person or entity listed, such number of shares of Common Stock as such person or entity has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights held by such person or entity.

       (2) Includes (i) 2,900,000 shares of Common Stock owned of record by Steve Clark, (ii) 5,500,000 shares of Common Stock issuable to Mr. Clark upon conversion of the Series C Convertible Preferred Stock owned of record by Mr. Clark, (iii) 7,000 shares of Common Stock issuable to Mr. Clark upon conversion of the Series D Convertible Preferred Stock owned of record by Mr. Clark, and
              (iv) the (A) 1,000,000 shares of Common stock owned of record by OCS, Inc. and (B) 3,000,000 shares of Common Stock issuable to OCS, Inc. upon conversion of the Series C Convertible Preferred Stock owned of record by OCS, Inc.

       (3) Includes (i) 600,000 shares of Common Stock owned of record by Jesse Blanco, (ii) 416,666 shares of Common Stock issuable to Mr. Blanco upon conversion of the Series C Convertible Preferred Stock owned of record by Mr. Blanco, and (iii) 117,830 shares of Common Stock issuable to Mr. Blanco upon conversion of the Series D Convertible Preferred Stock owned of record by Mr. Blanco.

       (4) Includes (i) 300,000 shares of Common Stock owned of record by Chet Gutowsky, (ii) 416,666 shares of Common Stock issuable to Mr. Gutowsky upon conversion of the Series C Convertible Preferred Stock owned of record by Mr. Gutowsky, and (iii) 6,000 shares of Common Stock issuable to Mr. Gutowsky upon conversion of the Series D Convertible Preferred Stock owned of record by Mr. Gutowsky.

       (5)    Includes (i) 320,000 shares of Common Stock owned of record by R.
              J. Simmons, Jr., (ii) 416,666 shares of Common Stock issuable to Mr. Simmons upon conversion of the Series C Convertible Preferred Stock owned of record by Mr. Simmons, (iii) 4,000 shares of Common Stock issuable to Mr. Simmons upon conversion of the Series D Convertible Preferred Stock owned of record by Mr.
              Simmons, (iv) 40,000
              shares of Common Stock issuable to Mr. Simmons upon conversion of the One Year 10% Secured Debentures owned by Mr. Simmons, and (v) 40,000 shares of Common Stock issuable to Mr. Simmons upon conversion of certain warrants issued by Mr. Clark if acquired from Mr. Clark and exercised.

       (6) Includes (i) 564,022 shares of Common Stock owned of record by Susan Smith, (ii) 416,666 shares of Common Stock issuable to Ms. Smith upon conversion of the Series C Convertible Preferred Stock owned of record by Ms. Smith, (iii) 4,000 shares of Common Stock issuable to Ms. Smith upon conversion of the Series D Convertible Preferred Stock owned of record by Ms. Smith, (iv) 70,000 shares of Common Stock issuable to Ms. Smith upon conversion of the One Year 10% Secured Debentures owned by Ms. Smith, (v) 70,000 shares of Common Stock issuable to Ms. Smith upon conversion of certain warrants issued by Mr. Clark if acquired from Mr. Clark and exercised, and (vi) beneficial ownership with respect to shares of Common Stock and securities convertible into Common Stock held by CAG Trust for which Ms. Smith acts as trustee, including (A) 1,325,765 shares of Common Stock owned of record by CAG Trust,
              (B) 416,666 shares of Common Stock issuable to CAG Trust upon conversion of the Series C Convertible Preferred Stock owned of record by CAG Trust, and (C) 19,000 shares of Common Stock issuable to CAG Trust upon conversion of the Series D Convertible Preferred Stock owned of record by CAG Trust.

       (7) Includes (i) 300,000 shares of Common Stock owned of record by Celso B. Suarez, Jr., (ii) 416,666 shares of Common Stock issuable to Mr. Suarez upon conversion of the Series C Convertible Preferred Stock owned of record by Mr. Suarez, (iii) 6,000 shares of Common Stock issuable to Mr. Suarez upon conversion of the Series D Convertible Preferred Stock owned of record by Mr. Suarez, (iv) 20,000 shares of Common Stock issuable to Mr. Suarez upon conversion of the One Year 10% Secured Debentures owned by Mr. Suarez, and (v) 20,000 shares of Common Stock issuable to Mr. Suarez upon conversion of certain warrants issued by Mr. Clark if acquired from Mr. Clark and exercised.

       (8) Includes (i) 2,000,000 shares of Common Stock owned of record by Anu Mahendra, (ii) 100,000 shares of Common Stock issuable to Mr. Mahendra upon conversion of the Series C Convertible Preferred Stock owned of record by Mr. Mahendra, and (iii) 100,000 shares of Common Stock issuable to Mr. Mahendra upon conversion of the One Year 10% Secured Debentures owned by Mr. Mahendra, and (v) 100,000 shares of Common Stock issuable to Mr. Mahendra upon conversion of certain warrants issued by Mr. Clark if acquired from Mr. Clark and exercised.

       (9) Includes (i) 1,000,000 shares of Common Stock owned of record by OCS, Inc., and (ii) 3,000,000 shares of Common Stock issuable to OCS, Inc. upon conversion of the Series C Convertible Preferred Stock owned of record by OCS, Inc.

       (10) Includes (i) 1,325,765 shares of Common Stock owned of record by CAG Trust, (ii) 416,666 shares of Common Stock issuable to CAG Trust upon conversion of the Series C Convertible Preferred Stock owned of record by CAG Trust, and (iii) 19,000 shares of Common Stock issuable to CAG Trust upon conversion of the Series D Convertible Preferred Stock owned of record by CAG Trust.

       (11) Includes the following beneficial ownership attributed to Capital through CAG Trust: (i) 1,325,765 shares of Common Stock owned of record by CAG Trust, (ii) 416,666 shares of Common Stock issuable to CAG Trust upon conversion of the Series C Convertible Preferred Stock owned of record by CAG Trust, and (iii) 19,000 shares of Common Stock issuable to CAG Trust upon conversion of the Series D Convertible Preferred Stock owned of record by CAG Trust.

       (12) Includes an aggregate of 11,825,776 shares of Common Stock that such persons have the right to acquire within 60 days pursuant to warrants, conversion privileges (inclusive of those contained in the Series C Convertible Preferred Stock, Series D convertible Preferred Stock and One Year 10% Secured Debentures) or other rights held by such persons.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

       The names, ages and positions of the directors and executive officers of the Company are as follows:


                                                                                             Year First Became
 Name                                   Age              Position  with the Company             a Director
-------------------------               ---        ----------------------------------------  -----------------
 Steve Clark                            51         Chief Executive Officer, President and          1996
                                                                  Director

 Jesse Blanco                           51         Secretary, General Counsel and Director         1996

 Chet Gutowsky                          51          Chief Financial Officer and Director           1996

 Susan Smith                            49            Assistant Secretary and Director             1997

 R. J. Simmons, Jr.                     74                        Director                         1996

 Celso B. Suarez, Jr.                   41                        Director                         1996

 Harendra (Anu) Mahendra                55                        Director                         1998




       Steve Clark, age 51, is the principal organizer of the Company and has served as the Company's Chief Executive Officer, President and director since 1996. For more than the past five years, Mr. Clark has served as President of OCS, Inc. ("OCS") and Blowout and Failure, Inc. ("BAF"), two companies wholly owned by Mr. Clark, which specialize in the oilwell blowout, failures and fires business as well as project management, construction supervision, inspection, testing and quality assurance consulting and management. Mr. Clark developed the predecessor to the ZEROS System in 1988 and further developed the technology into the ZEROS System after it was conveyed to M, Ltd., in 1993.



       Jesse Blanco, age 51, has served as the Company's Secretary, General Counsel and director since 1996. For more than the past five years, Mr. Blanco has been practicing law as a sole practitioner. He received his law degree from the University of Houston and was formerly Assistant Dean of the University of Houston College of Law.

       Chet Gutowsky, CFA, age 51, has served as the Company's Treasurer, Chief Financial Officer and director since 1996. During the period from 1992 to 1994, Mr. Gutowsky was a senior contract administrator with the Federal Depository Insurance Corporation and the Resolution Trust Company. Prior to joining the Company, Mr. Gutowsky served as a consultant at the American National Mortgage Company of Texas in 1995. He has had twenty years experience in the banking industry. He received his M.B.A. in finance from the University of Texas.

       Susan Smith, age 49, has served as the Company's Assistant Secretary and director since 1997. She has served as the President of Capital from 1994 to 1998. Prior to joining Capital, Ms. Smith was the director of client services for a Houston area staff leasing company from 1991 to 1994. She has a background in insurance, credit guarantee programs and export-trade development. Ms. Smith holds a bachelor degree from Louisiana Tech University.
She is the daughter of Raymond Jefferson Simmons, Jr.

       Raymond Jefferson (R.J.) Simmons, Jr., age 74, has served as a director of the Company since 1996. He retired from United Gas Pipe Line Company, a division of United Energy, in 1986 as Executive Vice President. He has served on committees of the Gas Research Institute, the International Gas Union and the Pipeline Research Committee. He is the father of Susan Smith.

       Celso B. Suarez, Jr., age 41, has served as a director of the Company since 1996. Mr. Suarez has been practicing law from 1985 to 1997 as a sole practitioner. He received his law degree from Drake University and his undergraduate degree from the University of Houston.

       Harendra (Anu) Mahendra, age 55, has been nominated to serve as a director of the Company. He is a principal and founding partner of CBM Engineers, Inc. which has been in practice for over twenty-two years. CBM Engineers, Inc. is a consulting structural engineering firm has designed many major buildings in the United States and abroad. Mr. Mahendra is also a member of numerous professional societies and is a licensed professional engineer.

       Other than Steve Clark's experience in connection with OCS, none of the officers or directors have had prior experience in the field of recycling waste. The Company believes, however, that the absence of such experience will not have a material adverse effect on the Company since the Company is not in the waste recycling business, but rather sells licenses to the ZEROS System technology. See "Risk Factors."


ITEM 6.       EXECUTIVE COMPENSATION


       During the fiscal year ended March 31, 1997, none of the executive officers of the Company received an annual salary. However, certain executive officers did enter into consulting agreements with the Company. See "Certain Relationships and Related Transactions." For services rendered in placing the initial five ZEROS System licenses, certain officers of the Company received warrants (convertible into shares of Common Stock held by Steve Clark) granted on January 16, 1997 by Mr. Clark in the following amounts: 400,000 warrants to Jesse Blanco, and 200,000 warrants to Celso B. Suarez, Jr., 200,000 warrants to Chet Gutowsky, and 200,000 warrants to Susan Smith. The fair market value of such warrants at the time they were awarded was $.02 per warrant as determined by an independent appraiser. For services rendered to the Company, Mr. Clark received 9.0 million shares of Common Stock, based upon fair market value of services performed.


EMPLOYMENT CONTRACTS


       Effective October 1, 1997, the Company entered into an employment agreement with Steve Clark, pursuant to which Mr. Clark serves as the Chief Executive Officer and President of the Company. The agreement requires Mr. Clark to perform faithfully, industriously, and to the employee's ability, experience, and talents, all of the duties that may be required by the express and implicit terms of the employment agreement. In exchange, Mr. Clark is entitled to (i) receive an annual salary of $120,000, (ii) earn an incentive bonus in accordance with the Company's bonus plan to be established for its senior executives, (iii) receive a monthly car allowance of $1,000, and (iv) participate in the Company's other employee benefit plans, which may be adopted. Mr. Clark's employment agreement is terminable by either party upon sixty days written notice. If the Company shall terminate the employment agreement, Mr. Clark shall be entitled to compensation for six months, plus full vested time in deferred compensation, plans that maybe in place, unless Mr. Clark is in violation of the employment agreement.


       Effective October 1, 1997, the Company entered into an employment agreement with Jesse Blanco, pursuant to which Mr. Blanco serves as the Secretary and General Counsel of the Company. The agreement requires Mr. Blanco to perform faithfully, industriously, and to the employee's ability, experience, and talents, all of the duties that may be required by the express and implicit terms of the employment agreement. In exchange, Mr. Blanco is entitled to (i) receive an annual salary of $120,000, (ii) earn an incentive bonus in accordance with the Company's bonus plan to be established for its senior executives, (iii) receive a monthly car allowance of $1,000, and (iv) participate in the Company's other employee benefit plans, which may be adopted. Mr. Blanco's employment agreement is terminable by either party upon sixty days written notice. If the Company shall terminate the employment agreement, Mr. Blanco shall be entitled to compensation for six months, plus full vested time in deferred compensation, unless Mr. Blanco is in violation of the employment agreement.

       Effective October 1, 1997, the Company entered into an employment agreement with Chet Gutowsky, pursuant to which Mr. Gutowsky serves as the Chief Financial Officer of the Company. The agreement requires Mr. Gutowsky to perform faithfully, industriously, and to the employee's ability, experience, and talents, all of the duties that may be required by the express and implicit terms of the employment agreement. In exchange, Mr. Gutowsky is entitled to (i) receive an annual salary of $78,000, (ii) earn an incentive bonus in accordance with the Company's bonus plan to be established for its senior executives, and
(iii) participate in the Company's other employee benefit plans, which may be adopted. Mr. Gutowsky's employment agreement is terminable by either party upon sixty days written notice. If the Company shall terminate the employment agreement, Mr. Gutowsky shall be entitled to compensation for six months, plus full vested time in deferred compensation, unless Mr. Gutowsky is in violation of the employment agreement.

       Effective October 1, 1997, the Company entered into an employment agreement with Celso Suarez, pursuant to which Mr. Suarez agreed to provide the Company with legal, regulatory compliance, updates and corporate filings advice. The agreement requires Mr. Suarez to perform faithfully, industriously, and to the employee's ability, experience, and talents, all of the duties that may be required by the express and implicit terms of the employment agreement.

       In exchange, Mr. Suarez is entitled to (i) receive an annual salary of $84,000, (ii) earn an incentive bonus in accordance with the Company's bonus plan to be established for its senior executives, (iii) participate in the Company's other employee benefit plans, which may be adopted. Mr. Suarez's employment agreement is terminable by either party upon sixty days written notice. If the Company shall terminate the employment agreement, Mr. Suarez shall be entitled to compensation for six months, plus full vested time in deferred compensation, unless Mr. Suarez is in violation of the employment agreement.

       ALL EMPLOYMENT CONTRACTS HAVE BEEN AMENDED TO MAKE THEM FOR A PERIOD OF FIVE (5) YEARS.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


       Master License Agreement. The Company entered into that certain Master License Agreement dated as of November 15, 1996, by and between M, Ltd., and the Company. Pursuant to the terms of the Master License Agreement, M, Ltd., granted the Company the exclusive right and license to sell operating licenses and to sell or lease the ZEROS System equipment to customers and to use M, Ltd.'s proprietary marks, indicia and information regarding patents in connection therewith. In exchange for the grant, the Company agreed to pay a license fee of $4.0 million to be paid within the first eight years of the execution of the Master License Agreement and a royalty payment equal to $3.0 million per system for each of the first four ZEROS Systems sold by the Company to other licensees. In addition, M, Ltd., shall receive a five percent commission on the Company's collections arising in connection with the sale of licenses and equipment, five percent of the tipping fees and five percent of the value of all by-products produced from the operation of each ZEROS System. The Company is obligated to pay for and file any subsequent patent applications on the ZEROS System related technology for the benefit of M, Ltd.


       The Master License Agreement further provides that M, Ltd., may terminate the Master License Agreement in the event M, Ltd., gives written notice to the Company of a breach of the Master License Agreement, and such breach is not cured by the Company within thirty days of receipt of such notice. In addition, the Master License Agreement shall terminate immediately upon the occurrence of any of the following events: (i) the termination of the Company's rights to possession of its current offices, unless such termination is without fault or affirmative action on the part of the Company, (ii) the bankruptcy of the Company, (iii) the making of a general assignment by the Company for the benefit of creditors, and (iv) the appointment of a receiver or similar officer to take charge of the Company's business, or any attachment, execution, levy, seizure, or appropriation of the Company's interest in the Master License Agreement.

       In the event the Company proposes to sell the business operated pursuant to the Master License Agreement to any party other than a controlled corporation, the Company must first notify M, Ltd., of such proposed sale. M, Ltd., shall have the right to purchase the business on the same terms as stated in such proposed sale. If M, Ltd., does not notify the Company of its election to exercise such right within fourteen days, the Company may sell the business to the third party, but only upon the same terms and conditions and only upon the consent of M, Ltd.

       Independent Contractor Agreements (Steve Clark). The Company entered into an Independent Contractor Agreement dated as of January 1, 1997 with Steve Clark, pursuant to which Mr. Clark agreed to provide the Company with management services, corporate and technical organization, and planning assistance during the period between January 1, 1997 to December 31, 1997. In consideration for Mr. Clark's services, the Company agreed to compensate Mr. Clark $10,000 per month. The Agreement was terminated on October 1, 1997 by mutual consent of both parties without further obligations on either party.

       Independent Contractor Agreements (Jesse Blanco). The Company entered into an Independent Contractor Agreement dated as of January 1, 1997 with Jesse Blanco, pursuant to which Mr. Blanco agreed to assist the Company with legal and regulatory compliance, updates and corporate filings during the period between January 1, 1997 to December 31, 1997. In consideration for Mr. Blanco's services, the Company agreed to compensate Mr. Blanco $10,000 per month. The Agreement was terminated on October 1, 1997 by mutual consent of both parties without further obligations on either party.

       Independent Contractor Agreements (Chet Gutowsky). The Company entered into an Independent Contractor Agreement dated as of January 1, 1997 with Chet Gutowsky, pursuant to which Mr. Gutowsky agreed to provide the Company with financial report, filing and accounting services for management during the period between January 1, 1997 to December 31, 1997. In consideration for Mr. Gutowsky's services, the Company agreed to compensate Mr. Gutowsky $2,500 per month until March 15, 1997 at which time monthly compensation shall be increased to $6,500 per month. The Agreement was terminated on October 1, 1997 by mutual consent of both parties without further obligations on either party.

       Independent Contractor Agreements (Celso Suarez). The Company entered into an Independent Contractor Agreement dated as of May 1, 1997 with Celso Suarez, pursuant to which Mr. Suarez agreed to assist the Company with legal and regulatory compliance, updates and corporate filings during the period between May 1, 1997 to December 31, 1997. In consideration for Mr. Suarez's services, the Company agreed to compensate Mr. Suarez $7,000 per month. The Agreement was terminated on October 1, 1997 by mutual consent of both parties without further obligations on either party.


       Administrative Services Agreement. The Company entered into that certain Administrative Services Agreement dated as of January 3, 1997, by and between the Company and Capital, pursuant to which the Company agreed to sublease its current office space in Houston, Texas from Capital, and Capital agreed to provide and implement an administrative plan and support for the Company. In addition to furnishing the office space to the Company, Capital also provides administrative services and equipment to the Company on a month-to-month basis, for which Capital is reimbursed on an out-of-pocket or pro rata basis. In consideration for entering into the Administrative Services Agreement, Capital through CAG Trust acquired 416,666 shares of Common Stock for the initial five ZEROS System licenses placed. Certain employees of Capital are also shareholders and/or directors in the Company.



       Aircraft Reimbursement Agreement. The Company has executed an Aircraft Reimbursement Agreement dated April 1, 1997 (the "Aircraft Reimbursement Agreement"), with BAF. Under the terms of the Aircraft Reimbursement Agreement, the Company agrees to make 120 regular payments to BAF of at least $16,000 per month to provide for a minimum of twenty hours of access per month calculated at the rate of $800.00 per hour for the use of a 1976 Piper Cheyenne II airplane, which the Company believes represents the fair market rate for comparably equipped aircraft. Each additional hour shall be billed at $800.00 per hour. The Company has also provided a non-interest bearing security deposit of $16,000 with BAF, which is to be returned at the conclusion of the reimbursement agreement. BAF is wholly owned by Steve Clark.



       Asset Sales Agreement. On November 15, 1997, the Company entered into an asset sales agreement with OCS, a company wholly owned by Steve Clark, under which the Company acquired certain accounts receivable, certain contracts and certain equipment, including equipment used for testing ZEROS Systems, in consideration of $100,000 in cash and 3,000,000 shares of Series C Convertible Preferred Stock.


       OCS Manufacturing Agreement. On September 30, 1997, the Company entered into an agreement to issue 1.0 million shares of the Common Stock of the Company in consideration for an agreement with OCS to authorize OCS to manufacture the ZEROS System equipment. Pursuant to such agreement, OCS would manufacture, install, test, and maintain the ZEROS System equipment as well as provide each licensee with a product warranty, training, inspections, and technical support. The Company will receive a 10% interest in the revenues resulting from the design, manufacture, assembly and installation of equipment in connection with the ZEROS System equipment manufactured by OCS.

       Alameda Sublease Agreement. The Company subleases a regional office from OCS on a month-to-month basis. The monthly payment for the office space is $4,600, which the Company believes represents the fair market rental rate based on the rate for comparable properties in the area. OCS is wholly owned by Steve Clark.

ITEM 8.       LEGAL PROCEEDINGS

       To the knowledge of management, there is no material litigation pending or threatened against the Company.

ITEM 9.       MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

       To date there has been no public market for the common shares of the Company. To the knowledge of the Company, there are no plans, proposals, arrangements or understandings of any person with regard to the development of a trading market in any of the Company's securities. As of January 20, 1998, approximately 17,421,682 shares of Common Stock are subject to outstanding warrants, debentures and preferred stock issued by the Company, and the Company had 172 holders of record of the Common Stock.


       As of this date, the Company has not declared any cash dividends on its Common Stock. The Company currently intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes. There are no immediate plans on paying any cash dividends on its Common Stock in the near future. Any future dividends will be at the discretion of the Board of Directors, after taking into account various factors, including among others, the Company's financial condition, results of operations, cash flows from operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Texas law, and any restrictions that may be imposed by the Company's future credit arrangements.



       In general, under Rule 144, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the Company or an affiliate of the Company, the holder (or holders whose shares of Common Stock are aggregated) of such restricted securities, including holders who may be deemed "affiliates of the Company," is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed since the later of the date on which restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company, a holder of such restricted securities who is not an affiliate of the Company at the time of the sale and has not been such an affiliate for at least three months prior to the sale is entitled to sell the shares immediately without regard to the volume limitations and other conditions of Rule 144 described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof and is qualified in its entirety by reference thereto. The Commission has proposed certain amendments to Rule 144 that would, among other things, eliminate the manner of sale requirements and revise the notice provisions of that rule. The Commission has also solicited comments on other possible changes to Rule 144, including possible revisions to the one-and two-year holding periods and volume limitations described above. Following the satisfaction of the current public information standard of Rule 144, which the Company anticipates will occur within ninety days of the effective date of this Form 10-SB, 1,490,000 shares of Common Stock will be eligible for sale under Rule 144.


       The Securities Enforcement and Penny Stock Reform Act of 1990 (the "Penny Stock Act"), and the rules promulgated thereunder, are part of a comprehensive effort by Congress and the Securities and Exchange Commission

("SEC") to reduce fraud and manipulation in the penny stock market and to provide investors with important information concerning that market. The Penny Stock Act requires a broker-dealer recommending penny stocks to document the suitability of the investment for the specific customer and to obtain the written agreement of the customer to purchase the penny stock. In addition, the broker-dealers must provide the customers with a Standardized Risk Disclosure Document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

       Generally, a penny stock is an equity security of a company that (i) is priced less than $5.00 (ii) is not approved for quotation on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or registered, or approved for registration upon notice of issuance, on a national securities exchange which makes transaction reports available or (iii) has net tangible assets in excess of $2.0 million ($5.0 million if the issuer has been in continuous operation for less than three years) or average revenue of at least $6.0 million for the last three years.

       In the event the Common Stock of the Company is deemed to be penny stock, such classification may significantly limit the ability of the Company to raise capital in the securities market due to the compliance burdens caused by the rules, the unwillingness of broker-dealer firms to effect transactions in these securities, or the negative connotation of being classified as a penny stock.

ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES

       Since inception, the Company has issued and sold the following unregistered securities:

       1. During the period from December 1996 to March 1997, the Company sold a total of $855,000 of One Year 10% Secured Debentures to officers, directors and accredited investors in a private placement. The officers and directors of the Company sold all of the securities without payment of any commission or other remuneration by any person.

       2. During the period from April 1997 through July 1997, the Company sold an additional $925,260 of the One Year 10% Secured Debentures in a subsequent private placement. The combined sales of the One Year 10% Secured Debentures were made to fewer than 35 non-accredited investors plus accredited investors. The officers and directors of the Company sold all of the securities without payment of any commission or other remuneration by any person.


       3. On June 20, 1997, the Company issued 3,000,000 shares of Series C Preferred Stock to Steve Clark in exchange for 4,000,000 shares of the Company's common shares held by him.


       4. During the period from August 1997 through December 1997, the Company sold an aggregate of $1,259,000 of Series A Five-Year Twelve Percent Convertible Bond to various investors. The officers and directors of the Company sold all of the securities without payment of any commission or other remuneration from any person.


       5. On November 15, 1997, the Company issued to OCS 3,000,000 shares of Series C Convertible Preferred Stock to OCS pursuant to the Assets Sales Agreement.


       6. On September 30, 1997, the Company issued 200,000 shares of Series C Convertible Preferred Stock to ZEROS Piney Creek Corporation, a Mississippi corporation, pursuant to that certain Agreement Incident to Transfer dated June 30, 1997.

       7. On September 30, 1997, the Company issued 250,000 shares of Series C Convertible Preferred Stock to ZEROS California Corporation, a California corporation, pursuant to that certain Agreement Incident to Transfer dated March 31, 1997.

       8. On September 30, 1997, the Company issued 100,000 shares of Series C Convertible Preferred Stock to ZEROS Lawson Corporation, a California corporation, pursuant to that certain Agreement Incident to Transfer dated May 31, 1997.


         ZEROS USA, INC., BY PRIVATE OFFERING MADE TO ACCREDITED INVESTORS AND THE SOPHISTICATED INVESTORS BY THE DIRECTORS, OFFICERS, MANAGEMENT AND STAFF WITHOUT BROKERS OR COMMISSION SECURITIES VENDORS OFFERED THE FOLLOWING
SECURITIES:

PRIVATE OFFERING:

         ACCREDITED AND SOPHISTICATED INVESTORS WERE OFFERED ONE YEAR DEBENTURES PAYING A 10% PER ANNUM INTEREST SECURED BY TWO SHARES OF COMMON STOCK FOR EACH ONE DOLLAR OF PRINCIPAL. THE DEBENTURE HOLDER, AT THEIR OPTION COULD EXCHANGE THE AMOUNT DUE ON THE DEBENTURE PER THE STOCK SECURING THE DEBENTURE.

PRIVATE OFFERING:

         FIVE YEAR TWELVE PERCENT PER ANNUM CONVERTIBLE BONDS WERE OFFERED TO ACCREDITED AND SOPHISTICATED INVESTORS. THE MINIMUM INVESTMENT UNIT WAS $100,000.00. THE BOND IS CONVERTIBLE TO PREFERRED STOCK AT THE BONDHOLDER'S OPTION AT THE RATE OF ONE SHARE OF THE COMPANY'S PREFERRED STOCK FOR EACH ONE DOLLAR OF BOND PRINCIPAL.


         THE SECURITIES OFFERED BY THE COMPANY WERE DEBT INSTRUMENTS CONDUCTED BY THE DIRECTORS, OFFICERS, MANAGEMENT AND STAFF OF THE COMPANY WITHOUT ADVERTISING AND PUBLIC PROMOTION AND WITHOUT STOCKBROKERS, INVESTMENT BANKERS OR COMMISSIONED AGENTS.

       9. In September 30, 1997, the Company issued (i) an aggregate of 2,500,000 shares of Series C Convertible Preferred Stock to Steve Clark and (ii) an aggregate of 2.5 million shares of Series C Convertible Preferred Stock to various directors, officers, and key professionals, for services rendered by such individuals in placing the initial five ZEROS System licenses.

       10. On September 30, 1997, the Company issued 1,000,000 shares of Common Stock to OCS in consideration for OCS agreeing to become a manufacturer of ZEROS System technology for revenue participation.


       11. On October 29, 1997, the Company issued 100,000 shares of Series A Convertible Preferred Stock to ZHM, Inc., a Texas corporation, pursuant to that certain Agreement Incident to Transfer dated October 29, 1997.

       12.    On November 2, 1997, the Company issued 100,000 shares of
              Series C Convertible Preferred Stock to ZEROS Western Corporation, a California corporation, pursuant to that certain Agreement Incident to Transfer dated November 2, 1997.

       13. On November 12, 1996, the Company issued 100,000 shares of common stock to Capital in exchange for 20,000 shares of 6% convertible preferred stock, $10.00 stated value, of Genesis Capital Corporation ("Genesis"). This preferred stock of Genesis is convertible into common stock of Genesis at the rate of ten shares of common stock for each share of preferred stock.

       14. In January 1998, the Company issued an aggregate of 265,780 shares of Series D Convertible Preferred Stock to certain directors, officers and key professionals, for services rendered.

       The sales and issuances of the securities referenced in numbers 2, 4 and 11 above were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation D promulgated by the SEC, with the recipients representing their intentions to acquire the securities for their own accounts and not with a view to the distribution thereof. The Company believes that each investor received full disclosure of all material facts through the private offering memorandum provided by the Company for each of the respective offerings.

       The issuance of the securities referenced in number 3 above was exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof.

       The remaining sales and issuances of the securities referenced above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof as transactions not involving a public offering.

         ZEROS USA, INC., BY PRIVATE OFFERING MADE TO ACCREDITED INVESTORS AND THE SOPHISTICATED INVESTORS BY THE DIRECTORS, OFFICERS, MANAGEMENT AND STAFF WITHOUT BROKERS OR COMMISSION SECURITIES VENDORS OFFERED THE FOLLOWING
SECURITIES:

PRIVATE OFFERING:

         ACCREDITED AND SOPHISTICATED INVESTORS WERE OFFERED ONE YEAR DEBENTURES PAYING A 10% PER ANNUM INTEREST SECURED BY TWO SHARES OF COMMON STOCK FOR EACH ONE DOLLAR OF PRINCIPAL. THE DEBENTURE HOLDER, AT THEIR OPTION COULD EXCHANGE THE AMOUNT DUE ON THE DEBENTURE PER THE STOCK SECURING THE DEBENTURE.

PRIVATE OFFERING:

         FIVE YEAR TWELVE PERCENT PER ANNUM CONVERTIBLE BONDS WERE OFFERED TO ACCREDITED AND SOPHISTICATED INVESTORS. THE MINIMUM INVESTMENT UNIT WAS $100,000.00. THE BOND IS CONVERTIBLE TO PREFERRED STOCK AT THE BONDHOLDER'S OPTION AT THE RATE OF ONE SHARE OF THE COMPANY'S PREFERRED STOCK FOR EACH ONE DOLLAR OF BOND PRINCIPAL.


         THE SECURITIES OFFERED BY THE COMPANY WERE DEBT INSTRUMENTS CONDUCTED BY THE DIRECTORS, OFFICERS, MANAGEMENT AND STAFF OF THE COMPANY WITHOUT ADVERTISING AND PUBLIC PROMOTION AND WITHOUT STOCKBROKERS, INVESTMENT BANKERS OR COMMISSIONED AGENTS.



ITEM 11.      DESCRIPTION OF SECURITIES

COMMON SHARES


       The Company will file an Amended and Restated Articles of Incorporation (the "Amended Articles") with the Secretary of State of Texas. The Company's Amended Articles authorize 190 million shares of capital stock, $.001 par value, including 115 million shares of Common Stock and 75 million shares of preferred stock. As of January 20, 1998, the Company has 10,690,000 shares of Common Stock, 11,549,996 shares of Series C Convertible Preferred Stock and 1,971,802 shares of Series D Convertible Preferred Stock outstanding.


       The holders of Common Stock of the Company are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if, declared by the board of directors from funds legally available therefor. No holder of any shares of Common Stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Each share of Common Stock is entitled to one vote for each share held. Holders of the Common Stock do not have cumulative voting rights.

PREFERRED STOCK


       The Company's Amended Articles authorize 75,000,000 shares of $.001 par value preferred stock. The Company's board of directors shall have the power, without further action by the holders of Common Stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the board of directors. The designations of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, the issuance of preferred stock could depress the market price of the Common Stock. The board of directors effects an establishment of series designation of each series of preferred stock by filing with the Secretary of State of Texas an establishment of series of designation defining the rights and preferences of each such series.


       The Company's board of directors has authorized the issuance of the following series of preferred stock:


       1. Series A Convertible Preferred. The Amended Articles authorize 15,000,000 shares of $.001 par value of Series A Convertible Preferred Stock. The Company has no shares of Series A Convertible Preferred Stock outstanding as of January 20, 1998. None of the shares of the Series A Convertible Preferred is not entitled to vote, and each share of the Series A Convertible Preferred carries a dividend of $0.30 per share, payable annually, provided that if the price of the Series A Convertible Preferred Stock is $5 per share or more, the Company has the option to pay such dividend in Common Stock. This equates to a stock dividend of 600 shares per 10,000 shares owned. If the Company elects to pay the dividend in Common Stock, the Company will round up to the next whole number any fractional shares payable in the total annual dividend to each shareholder. The holder of the Series A Convertible Preferred Stock, may at any time, convert the Series A Convertible Preferred Stock into the Common Stock at the conversion ratio of one share of Series A Convertible Preferred Stock for one share of Common Stock.



       2. Series B Convertible Preferred. The Amended Articles authorize 25,000,000 shares of $.001 par value of Series B Convertible Preferred Stock. The Company has no shares of Series B Convertible Preferred Stock outstanding as of January 20, 1998. None of the shares of the Series B Convertible Preferred is not entitled to vote, and each share of the Series B Convertible Preferred carries a dividend of $0.10 per share, payable annually, and receives an additional dividend of 0.10 shares of common stock, payable annually. The Company will round up to the next whole number any fractional shares payable in the total annual dividend to each shareholder. The holder of the Series B Convertible Preferred Stock, may at any time, convert the Series B Convertible Preferred Stock into the Common Stock at the conversion ratio of one share of Series B Convertible Preferred Stock for one share of Common Stock.



       3. Series C Convertible Preferred. The Amended Articles authorize 15,000,000 shares of $.001 par value of Series C Convertible Preferred Stock. The Company has 11,549,996 shares of Series C Convertible Preferred Stock outstanding as of January 20, 1998. Each share of the Series C Convertible Preferred Stock is entitled to one vote for each share held, and receives a dividend of 0.06 shares of common stock, payable annually. The Company will round up to the next whole number any fractional shares payable in the total annual dividend to each shareholder. The holder of the Series C Convertible Preferred Stock, may at any time, convert the Series C Convertible Preferred Stock into the Common Stock at the conversion ratio of one share of Series C Convertible Preferred Stock for one share of Common Stock.



              4. Series D Convertible Preferred. The Amended Articles authorize 20,000,000 shares of $.001 par value of Series D Convertible Preferred Stock. The Company has 1,971,802 shares of Series D Convertible Preferred Stock outstanding as of January 20, 1998. None of the shares of the Series D Convertible Preferred Stock is not entitled to vote, and each share of the Series D Convertible Preferred Stock receives a dividend of 0.10 shares of common stock, payable annually. The Company will round up to the next whole number any fractional shares payable in the total annual dividend to each shareholder. The holder of the Series D Convertible Preferred Stock, may at any time, convert the Series D Convertible Preferred Stock into the Common Stock at the conversion ratio of one share of Series D Convertible Preferred Stock for one share of Common Stock.

ONE YEAR 10% SECURED DEBENTURES

       As of September 30, 1997, the Company sold a total of $1, 928,084 of One Year 10% Secured Debentures (the "Secured Debentures") to officers, directors and other accredited investors with the minimum purchase of one $10,000 face amount debenture. They were all issued at face amount and each one dollar of Secured Debenture is secured by two shares of common stock currently owned by Steve Clark. The holder of the Secured Debentures may at any time prior to maturity exchange the dollar face amount of the Secured Debentures into the Common Stock at the exchange ratio of $1.00 of Secured Debentures for two shares of common stock. Interest is due and payable at the maturity of the Secured Debenture and is waived by the holder if the Secured Debenture is exchanged for the Common Stock. The Secured Debentures mature one year from the actual date of issuance. Therefore, the Secured Debentures mature at different dates depending upon the date of sale. Sales were made by officers and directors of the Company and no commissions were paid in connection with the sales.

SERIES A FIVE-YEAR TWELVE PERCENT CONVERTIBLE BOND

       During the period from August 1997 to December 1997, the Company sold a total of $1.5 million of Series A Five-Year Twelve Percent Convertible Bond (the "Series A Bonds") to officers, directors and accredited investors with the minimum purchase of one $100,000 face amount unit. Holders of the Series A Bonds are entitled to receive $100,000 per $100,000 face amount on July 31, 2002, and interest at the rate of twelve (12%) per annum semiannually on the last day of January and the last day of July of each year, computed from July 31, 1997. The maturity date of the Series A Bonds is July 31, 2002. Subject to redemption by the Company, the holder of the Series A Bonds may at any time prior to the maturity date convert the principal amount of the Series A Bonds into the Company's Series A Preferred Stock at the conversion ratio of $1.00 of bond principal for one share of Series A Preferred Stock. The Company may at any time prepay in whole or in part, the principal amount, plus accrued interest to the date of prepayment, of all outstanding Series A Bonds of this issue, upon 90 days' written notice by certified or registered mail to the registered owners of all outstanding Series A Bonds.

SERIES B TEN-YEAR TEN PERCENT CONVERTIBLE BOND


       The Company has authorized the creation of the Series B Ten-Year Ten Percent Convertible Bond (the "Series B Bonds") to be sold to selected accredited investors. Holders of the Series B Bonds are entitled to receive $100,000 per $100,000 face amount unit on the maturity date, which has not been set, and interest at the rate of ten percent (10%) per annum semiannually on the last day of January and the last day of July of each year, computed from the actual date of issuance. The maturity of the Series B Bonds is ten years. Subject to redemption by the Company, the holder of the Series B Bonds, may at any time, prior to the maturity date, convert the principal amount of the Series B Bonds into the Company's Series B Preferred Stock at the conversion ratio of $2.00 of bond principal for one share of Series B Preferred Stock. The Company may at any time prepay in whole or in part, the principal amount, plus accrued interest to the date of prepayment, of all outstanding Series B Bonds of this issue, upon 90 days' written notice by certified or registered mail to the registered owners of all outstanding Series B Bonds.



ITEM 12.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company has adopted provisions in its Amended Articles which limit the liability of its officers and directors and provisions in its bylaws which provide for indemnification by the Company of its officers and directors to the full extent permitted by the Texas Business Corporation Act. The Amended Articles and the bylaws also permit the advancing of expenses incurred in defense of claims by officers and directors.

       The Company's Amended Articles and the bylaws also permit the Company to purchase and maintain insurance, at its expense, for the benefit of any officers and directors. The Company has a one year Directors, Officers and Corporate

Liability Insurance Policy issued by American International Specialty Lines Insurance Company, effective August 18, 1997 through August 18, 1998. The policy has an aggregate limit of $1,000,000.



ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       Not Applicable.


ITEM 15.      FINANCIAL STATEMENTS AND EXHIBITS

       (a) The following financial statements are filed herein as part of the registration statement.

       (b) The following exhibits required by Item 601 of Regulation S-B are attached.

              *3.1          Articles of Incorporation of ZEROS
               3.2          Amended and Restated Articles of Incorporation of
                            ZEROS
              *3.3          Bylaws of ZEROS
               4.1          Designation of Rights and References of Series A
                            Preferred Stock
               4.2          Designation of Rights and References of Series B
                            Preferred Stock
               4.3          Designation of Rights and References of Series C
                            Preferred Stock
               4.4          Designation of Rights and References of Series D
                            Preferred Stock
              *4.5          One Year 10% Secured Debentures
              *4.6          Series A Five-Year 12% Convertible Bond
              +4.7          Series B Ten-Year 10% Convertible Bond
              *4.8          Promissory Note due April 18, 1998 in the amount of
                            $75,000 with interest at 7.0%
             *4.9           Promissory Note (Loan Number 01693161) due May 30,
                            1998 in the amount of $100,000 with interest at
                            7.35%
             *4.10          Promissory Note (Loan Number 01693162) due May 30,
                            1998 in the amount of $100,000 with interest at
                            7.35%
             *4.11          Promissory Note due July 7, 1998 in the amount of
                            $50,000 with interest at 7.00%
             *4.12          Promissory Note due August 12, 1998 in the amount
                            of $90,000 with interest at 7.0%
             *10.1          Master License Agreement dated November 15, 1996 by
                            and between ZEROS and M, Ltd.
             *10.2          Agreement in Principle to Acquire OCS Assets
             *10.3          Reimbursement Agreement dated April 1, 1997 by and
                            between ZEROS and M, Ltd.
             *10.4          Agreement for Sale of ZEROS Approved License dated
                            May 31, 1997 by and among ZEROS, ZEROS California
                            Corporation and Lawson ZEROS Corporation
             *10.5          Agreement for Sale of ZEROS Indian Approved License
                            dated March 31, 1997 by and between ZEROS and ZEROS
                            California Corporation
             *10.6          Agreement for Sale of ZEROS Approved License dated
                            February 28, 1997 by and between ZEROS and ZEROS
                            Piney Creek
             *10.7          Agreement for Sale of ZEROS Environmental Approved
                            License dated October 29, 1997 by and between ZEROS and ZHM, Inc.
             *10.8          Agreement for Sale of ZEROS Environmental Approved
                            License dated November 2, 1997 by and among ZEROS,
                            ZEROS California Corporation and ZEROS Western
                            Corporation
             *10.9          Form of Financial Services Agreement between ZEROS
                            and Capital American Associates, Incorporated
             *10.10         Directors and Officers Insurance and Company
                            Reimbursement Policy

             *10.11         Asset Sales Agreement dated November 15, 1997 by and
                            between ZEROS and OCS, Inc.
             *10.12         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Steve Clark
             *10.13         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Jesse Blanco
             *10.14         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Chet Gutowsky
             *10.15         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Celso Suarez
             *10.16         Manufacturing Agreement dated September 30, 1997 by
                            and between ZEROS and OCS, Inc.
             *10.17         Supplement to Master License Agreement dated
                            November 15, 1996 by and between ZEROS and M, Ltd.
              10.18         Professional Services Agreement by and between
                            ZEROS and James Winchester
             *99.1          Texas Natural Resources letter dated April 29, 1997

---------------

*  Previously filed.
+  To be filed by amendment.

                        ZEROS USA, Inc. and Subsidiary

                       ---------------------------------
                       Consolidated Financial Statements
                       ---------------------------------

                         Inception (November 12, 1996)
                               to March 31, 1997

                    [GRANT, PALMA & WALKER, P.C. LETTERHEAD]

                          Independent Auditor's Report

                                                             July 3, 1997

To the Board of Directors and Stockholders
ZEROS USA, Inc.
Houston, Texas

         We have audited the accompanying consolidated balance sheet of ZEROS USA, Inc. and Subsidiary as of March 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (November 12, 1996) to March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZEROS USA, Inc. and Subsidiary as of March 31, 1997, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

                                       /s/ GRANT, PALMA & WALKER, P.C.

Houston, Texas

                         ZEROS USA, Inc. and Subsidiary

                           Consolidated Balance Sheet

                                 March 31, 1997

                                   Assets

Current assets:
   Cash                                         $  299,741
   Contracts receivable, current net of an
     allowance for doubtful contracts
     of $0 (Note 2)                              1,800,000
                                                ----------

           Total current assets                  2,099,741
                                                ----------

Property and equipment:
   Office equipment                                 16,292
   Less accumulated depreciation                      (815)
                                                ----------

           Property and equipment, net              15,477
                                                ----------

other assets:
   Contracts receivable, noncurrent (Note 2)     2,729,752
   Master license costs                             30,000
   Investment (Note 3)                              25,000
   organizational costs less
     amortization of $2,665                         63,385
   Permit costs                                     10,000
                                                ----------

                                                 2,858,137
                                                ----------

              Total assets                      $4,973,355
                                                ==========





          See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                           Consolidated Balance Sheet

                                 March 31, 1997


               Liabilities and Stockholders' Equity

Current liabilities:
   Debentures payable (Note 5)                      $  885,500
   Accounts payable                                     59,992
   Accrued interest                                      9,957
   Deferred income taxes (Note 8)                      639,600
                                                    ----------

           Total current liabilities                 1,595,049

Long-term contract payable (Note 6)                     45,096
Deferred income taxes (Note 8)                         399,320
Deferred revenue, licensing contracts (Note 7)       1,127,948
Minority interest                                        3,235
                                                    ----------

           Total liabilities                         3,170,648
                                                    ----------

Stockholders' equity (Notes 9 and 12):
   Common stock, no par value,
     1,000,000 shares authorized,
     1,000,000 issued and outstanding                   26,000
   Retained earnings                                 1,776,707
                                                    ----------

           Total stockholders' equity                1,802,707
                                                    ----------

             Total liabilities and
               stockholders' equity                 $4,973,355
                                                    ==========





         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                      Consolidated Statement of Operations

             From Inception (November 12, 1996) to March 31, 1997


Revenues - licensing (Notes 1 and 11)                  $ 3,383,845

General and administrative expenses                        536,792

Other income (expense)
  Interest expense                                         (55,053)
  Interest income                                           18,172
                                                       -----------

Earnings before income taxes
  and minority interest                                  2,810,172

Income taxes (Note 8)                                    1,038,920
                                                       -----------

Net earnings before minority interest                    1,771,252

Minority interest in net loss of
  consolidated subsidiary (Notes 1 and 12)                   5,455
                                                       -----------

Net earnings                                           $ 1,776,707
                                                       ===========

Earnings per  share (Notes 1 and 12)                   $      1.78
                                                       ===========

Earnings per  share pro-forma (Note 12)                $       .15
                                                       ===========



         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                Consolidated Statement of Stockholders' Equity

                                 March 31, 1997



                            Common Stock                           Total
                       ----------------------     Retained     Stockholders'
                         Shares      Amount       Earnings        Equity
                       ---------    ---------    ----------    -------------
Balance at
November 12, 1996
  (inception)                  0    $       0    $        0     $        0

Stock issuance           900,000        1,000                        1,000

Stock issuance           100,000       25,000                       25,000

Net earnings                                      1,776,707      1,776,707
                       ---------    ---------    ----------     ----------

Balance at
March 31, 1997         1,000,000    $  26,000    $1,776,707     $1,802,707
                       =========    =========    ==========     ==========





         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                      Consolidated Statement of Cash Flows

             From Inception (November 12, 1296) to March 31, 1997


Cash flows due to operating activities:
   Net earnings                                             $ 1,776,707

   Adjustments to reconcile net earnings
     to net cash provided (used) by
     operating activities:
         Depreciation and amortization                            3,480
         Minority interest in loss of
          consolidated subsidiary                                (5,455)
         (Increase) decrease in:
            contract receivables, trade                      (3,401,804)
         Increase (decrease) in:
            Accounts payable, trade                              60,992
            Accrued interest                                      9,957
            Deferred income taxes                             1,038,920
            Accrued interest on contract payable                 45,096
                                                            -----------

         Net cash provided  (used)  by
            operating activities                               (472,107)
                                                            -----------


Cash flows provided (used) from investing activities:
   Purchase of equipment                                        (16,292)
   Organization costs                                           (57,360)
   Master license costs                                         (30,000)
   Permit costs                                                 (10,000)

         Net cash provided (used) by
            investing activities                               (113,652)
                                                            -----------



         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                      Consolidated Statement of Cash Flows

             From Inception (November 12, 1296) to March 31, 1997

Cash flows provided (used) by
  financing activities:
     Proceeds from debentures                           885,500
                                                       --------

     Net cash provided (used) by
       financing activities                             885,500
                                                       --------

Increase (decrease) in cash and
   cash equivalents                                     299,741

Cash and cash equivalents,
   beginning of period                                        0
                                                       --------

Cash and cash equivalents,
   end of period                                       $299,741
                                                       ========

Supplemental cash flow information non-cash items:

Common stock (900,000 shares) issued
   for services rendered                               $  1,000

Common stock (100,000 shares) issued
   for investment in preferred stock
   of capital corporation at fair value                $ 25,000




         See accompanying notes to consolidated financial statements.

                    ZEROS USA, Inc. and Subsidiary Notes to
                       Consolidated Financial Statements
              From Inception (November 12, 1996) to March 31, 1997

Note 1 - Significant accounting policies

Organization

         ZEROS USA, Inc. (the "Company") formerly "ZEROS," Inc. (Note 12) was incorporated in the state of Texas on November 12, 1996. The Company develops and sells technology for industrial waste systems. The Company has a master license on the system (the "System") called "Zero Emission Energy Recycling Oxidation System" or "ZEROS" - an energy recycling oxidation system. The Company sells licenses for the System to sub-licensees both nationally and internationally. The books and records of the Company are prepared on the accrual basis for financial reporting purposes and the cash basis for federal income tax purposes. The Company has elected a March 31 fiscal year end for both financial and tax reporting purposes. The financial statements include the records of the majority (91%) owned subsidiary, ZEROS USA, Inc. - Utah, a Utah corporation. The subsidiary had no active operations from inception to March 31, 1997. All significant intercompany transactions have been eliminated in consolidation.

Revenue recognition

         The Company sells sub-licenses to the System and recognizes revenue on licenses based upon milestones in the contract process. The milestones include contract signing and delivery of the technology (75%), training on the technology (15%) and testing of the system equipment (10%).

Organization costs

         Organization costs, primarily legal costs, are being amortized over a sixty month (60) period.

Investment

         Investments are recorded at an estimated fair market value based upon the investment held available for sale criteria in accordance with FASB #115 Accounting for Certain Debt and Equity Securities.

Property and equipment

         Property and equipment are recorded at cost. Depreciation is provided on an accelerated method over the estimated useful lives of the assets as follows:

                 Office equipment                   5 year

         All expenditures for major renewals and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are retired or disposed of the related costs and accumulated depreciation are removed from the applicable accounts and any gain or loss is reflected in income. Depreciation expense from inception to March 31, 1997 was $815.

Acquisition

         In February 1997 the Company acquired the majority stock (91%) of Gunner Holdings, Inc. - a Utah corporation and changed its name to ZEROS USA, Inc. - Utah. The acquisition was accounted for by using the purchase method for business combinations. Under the purchase method the purchase price of $90,000 was allocated to assets acquired and liabilities assumed.

Income taxes

         The Company accounts for its income taxes using the Financial Accounting Standards Board Statement No.109, "Accounting for Income Taxes" (SFAS No. 109) which requires the establishment of a deferred tax asset or liability for taxable amounts and operating loss and tax credit carryforwards. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents" for purposes of the statement of cash flows.

Concentration of credit risk

         The Company extends credit to its customers. The Company may extend certain credit during the normal course of business operations which may be unsecured. A substantial portion of the customers' ability to pay their debts (Note 13) to the Company is dependent on the waste management economic sector.

Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings per share

         Net earnings per share is based upon the weighted average number of shares of common stock outstanding. For the period from inception (November 12, 1996) to March 31, 1997 an amount of one million shares was used to compute the earnings per share. Primary and fully diluted earnings per share are the same for the period. 11,490,000 shares were used to compute earnings per share pro forma to give effect to the restructuring of common stock in June 1997 (Note
12). Primary and fully diluted earnings per share are the same for the pro-forma period.

Note 2 - Contracts receivable

         The Company utilized installment contracts to finance the sale of sub-licenses by the Company. The terms of each contract indicate a license price of $2,700,000 to be paid in three annual installments of $900,000. These contracts are secured by certain assets and guarantees of the licensees and their guarantors. Unamortized discount is based upon an imputed interest rate of 9%. The analysis of the contracts at March 31, 1997 is as follows:

                 Total contracts receivable         $5,400,000
                 Less current amount                 1,800,000
                                                    ----------
                 Contracts receivable, noncurrent    3,600,000
                 Unamortized discount                 (870,248)
                                                    ----------
                 Noncurrent contracts less
                   unamortized amount               $2,729,752
                                                    ----------

         The Company at March 31, 1997 had two contracts with three year terms. One contract matures in February 2000 and the other contract matures in March 2000. The contracts include the right of the licensor to charge the licensee a royalty of 15% of gross income for each operating system. Each licensee obtains a geographical area and is allowed to sell sub-licenses subject to the approval of the licensor. The licensor is obligated primarily to provide a training program and counsel on operational assistance.

Note 3 - Investment

         The Company holds an investment in preferred stock of a capital corporation company with a 6% dividend per annum. The Company holds twenty thousand shares of preferred stock recorded at an estimated market value of $25,000. Each preferred stock share is convertible into ten shares of common stock at the end of two years (December
1998). The common stock of the capital corporation is traded on the NASDAQ exchange (bulletin board) with a trading range of 1/2 to 1/8 per share at March 31, 1997. The investment is held as available for sale based upon a contributed cost of $25,000 and estimated fair market value of $25,000. No additional valuation allowance has been recorded.

Note 4 - Master license costs

         The Company acquired a master license for the energy recycling oxidation system in January 1997. The major terms of the acquisition of the master license indicates that the Company is to pay $4,000,000 plus certain legal costs for the master license to a foreign entity ("the Master Licensor").

         The Company paid $30,000 in legal costs to transfer the master licensing rights. Per the contract the initial master license cost of $4,000,000 has been earned by the licensor upon the signing of the contract. The $4,000,000 contract amount is payable in January 2005. The present value of the contract of $1,926,848 reflects a discount of 9% imputed interest rate and has been deferred until paid. The master license cost has been initially recorded at legal transfer costs of $30,000.

         Per the contract an additional $12,000,000 in master licensing costs will be earned by the Master Licensor when the sale of four equipment systems occurs by the Company at the rate of $3,000,000 per equipment system sale. These costs will be payable as the equipment systems construction deposits are collected.

         The contract also indicates that the Company will pay certain commissions and fees to the Master Licensor as follows:

         (1)     5% of license fees sold to third parties.

         (2) 5% of gross profit resulting from sales of energy recycling systems by the licensee to sub-licensees.

         (3) 5% of gross income resulting from the sale of products produced from energy recycling systems sold through sub-licensees.

         (4) 5% royalty fees on gross income on units owned and operated by the licensee (ZEROS USA, Inc.).

Note 5 - Debentures payable

         The Company has $885,500 debentures payable to various individuals and entities. The debentures including interest are due and payable on various dates ranging from January 1, 1998 to March 15, 1998. The interest rate on the debentures is 10% per annum. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. Effective June 1997, the Company authorized 20 million shares of common stock to complete the securitization of Company stock for the debenture holders. The debentures are also exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.

Note 6 - Long term contract payable

         The Company has entered into a long term contract payable for the purchase of the exclusive master license of the "ZEROS" System Technology (Note
4). The purchase price of the contract is $4,000,000 due in January 2005. Interest expense has been imputed at 9% per annum for the contract with the calculation as follows:

                 Contract amount                  $ 4,000,000
                 Unamortized discount              (2,028,056)
                 Deferred recognition              (1,926,848)
                                                  -----------
                 Contract payable long term       $    45,096
                                                  ===========

Note 7 - Deferred revenue

         Deferred revenue is recorded based upon milestones achieved in the contract process (Note 2). The milestones include the contract signing and delivery of the technology (75%), training on the technology (15%) and engineering support in testing of the equipment used in the system (10%). The analysis of deferred revenue at March 31, 1997 is as follows:

          Total contract revenue                          $ 5,400,000
          Less discount on imputed interest at 9%            (888,207)
                                                          -----------
          Total licensing income                            4,511,793
          Less current portion                             (3,383,845)
                                                          -----------
          Total deferred revenue                          $ 1,127,948
                                                          ===========

         The deferred revenue represents deferred revenue on installment contracts from licensees with maturity dates in February and March of 2000.

Note 8 - Income taxes

         The Company's deferred tax assets relate principally to non-deductible accrued expenses, a net operating loss carryforward, and deferred revenue. Deferred tax liabilities relate to contracts receivable that are not recognized for taxable income purposes.

         A summary of deferred tax assets and liabilities follows:

         Deferred tax assets:
                 Temporary differences,
                   primarily deferred revenue      $   442,863
                 Net operating loss carryforward       192,866
                 Asset valuation reserve                     0
                                                   -----------
                                                       635,729
                 Deferred tax liabilities           (1,674,649)
                                                   -----------
                 Net deferred tax liabilities      $ 1,038,920
                                                   ===========

         The net operating loss of $522,000 as of March 31, 1997, expires in the year ending March 31, 2012. The provision for income taxes in the statement of income for the period ended March 31, 1997, includes the following:

         Current tax expense                       $         0
         Deferred income taxes primarily
           related to contracts receivable:
                 Deferred - current                    639,600
                 Deferred - noncurrent                 399,320
                                                   -----------
         Provision for income taxes                $ 1,038,920
                                                   ===========

Note 9 - Stockholders' equity

         In November 1996 the Company was formed with one million shares of authorized common stock at no par value. The Company issued 900,000 shares of common stock to its President for a stated value of $1,000 for services rendered. The Company also issued 100,000 shares of common stock to a business trust in exchange for twenty thousand shares of preferred stock of a capital corporation valued at an estimated market value of $25,000.

Note 10 - Related Party transactions


         The Company incurred approximately $34,900 in administrative fees for office expenses from a company controlled by a shareholder. The Company incurred master license transfer costs of $30,000 from a foreign corporation, and will pay fees and royalties for this master license based upon certain terms of the agreement with an initial contract amount of $4,000,000. The Company incurred air charter travel expenses and administrative expenses of approximately $93,400 and $30,000 respectively from entities under the control of the President of the Company.

Note 11 - Major customers

         The Company had revenue from licenses sold to two licensees at approximately $1,692,000 for each licensee. Each sub-license represents approximately 50% of total revenue.

Note 12 - Subsequent events

         In April 1997 the Company entered into a loan agreement with a bank for a line of credit of $75,000 secured by a certificate of deposit of $78,000 at the bank. The bank line of credit is due in April 1998 at an interest rate of 7%. As of June 1997 the Company also obtained additional debentures payable proceeds totaling $808,410. The additional debentures are at 10% per annum maturing between April 1998 and June 1998 with principal and interest due at maturity. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. The debentures are also exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.


         In June 1997 the Company amended its articles of incorporation to authorize twenty million shares of common stock at a $.001 par value and ten million shares of preferred stock at a $5 stated value. The Company also changed its name from "ZEROS", inc. to ZEROS USA, Inc. The Company by shareholder ratification of a share structure by issuing 8,100,000 of common stock at $.001 par value to the President in June 1997 fair valued at $8,100 and 900,000 shares rendered in June 1997 of common stock at $.001 to another shareholder for services fair valued at $900. Effective June 1997 in conjunction with the merger of the parent and the subsidiary, the Company also purchased the minority shares interest in the subsidiary by exchanging 1,490,000 shares of common stock of the parent for the minority shares of the subsidiary on a one share of minority interest for a one share of parent Company common stock basis.


         The effect of earnings per share calculation based upon the restructuring and merger of the common stock of the Company and Subsidiary is as follows:

                                            Before           After
                                        Restructuring    Restructuring
                                             and              and
                                            Merger           Merger
                                        -------------    -------------
Primary earnings per share                 $1.78            .15
Fully diluted earnings per share           $1.78            .15

         The net earnings per share before the restructuring and merger is based upon 1,000,000 shares outstanding. The net pro forma earnings per share after the merger is based upon the 11,490,000 shares of common stock outstanding after the restructuring and merger of the common stock. Primary and fully diluted earnings per share were the same for the period.

Note 13 - Financial instruments

         The Company's financial instruments consist of cash, contracts receivable, an investment in preferred stock, a long term contract payable, and debentures payable.

         Cash

         The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and a money market investment account at a brokerage firm. The Company has not experienced any losses and it believes it is not exposed to any significant credit risks affecting cash. At March 31, 1997, $88,542 of its cash at a bank was maintained in excess of federally insured amounts.

         Investment

         Management believes this investment in preferred stock (Note 3) is fairly stated at its estimated net realizable value and a reserve for additional valuation allowances is not required.

         Contracts receivable

         Management believes the carrying value of contracts receivable (Note 2) is fairly stated at estimated net realizable values and a reserve for uncollectibility is not required. Management also believes the carrying value of these contracts receivable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks using an imputed interest rate of 9% (Note 2).

         Long-term contract payable

         Management believes the carrying value of the long term contract payable represents the fair value of this financial instrument because its terms are similar to those in the lending market for comparable loans with comparable risks utilizing a present value rate of 9% (Note 6).

         Debentures payable

         Management believes the carrying value of debentures payable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks.

                                ZEROS USA, Inc.

                        --------------------------------
                              Financial Statements
                        --------------------------------

                        Three months ended June 30, 1997

                                ZEROS USA, Inc.

                           Balance Sheet - Unaudited

                                 June 30, 1997


                                     Assets

Current assets:
  Cash                                          $   299,248
  Certificates of deposit                           275,000
  Contracts receivable, current net of an
    allowance for doubtful contracts
    of $0 (Note 2)                                2,700,000
                                                -----------

          Total current assets                    3,274,248
                                                -----------

Property and equipment:
  Office equipment                                   19,644
  Less accumulated depreciation                      (1,713)
                                                -----------

          Property and equipment, net                17,931
                                                -----------

Other assets:
  Contracts receivable, noncurrent (Note 2)       4,211,361
  Master license costs                               30,000
  Investment (Note 3)                                25,000
  Due from affiliate                                216,663
  Organizational costs less
    amortization of $5,967                           60,083
  Permit costs                                       10,000
  Deposits                                           40,000
                                                -----------

          Total other assets                      4,593,107
                                                -----------


             Total assets                       $ 7,885,286
                                                ===========





                   The accompanying notes are an integral part
                         of these financial statements.

                                ZEROS USA, Inc.

                           Balance sheet - Unaudited

                                 June 30, 1997

                      Liabilities and Stockholders' Equity


Current liabilities:
  Note payable (Note 5)                             $   275,000
  Debentures payable (Note 6)                         1,780,260
  Accrued interest                                       41,922
  Deferred income taxes (Note 9)                        982,692
                                                    -----------

          Total current liabilities                   3,079,874

Long-term contract payable (Note 7)                      90,191
Deferred income taxes (Note 9)                          485,498
Deferred revenue, licensing contracts (Note 8)        1,691,923
                                                    -----------

          Total liabilities                           5,347,486
                                                    -----------


Stockholders' equity (Note 10):
  Common stock, $.001 par value,
     20,000,000 shares authorized,
     11,490,000 issued and outstanding                   11,490
  Paid in capital                                        26,745
  Retained earnings                                   2,499,565
                                                    -----------

          Total stockholders' equity                  2,537,800
                                                    -----------

             Total liabilities and
               stockholders' equity                 $ 7,885,286
                                                    ===========


                   The accompanying notes are an integral part
                         of these financial statements.

                                ZEROS USA, Inc.

                      Statement of Operations - Unaudited

                        Three months ended June 30, 1997


Revenues - licensing (Notes 1 and 12)    $  1,691,923

General and administrative expenses           590,032

Other income (expense)
   Interest expense                           (77,060)
   Interest income                            127,297
                                         ------------

Earnings before income taxes                1,152,128

Income taxes (Note 9)                         429,270
                                         ------------

Net earnings before                      $    722,858
                                         ============

Earnings per share (Note 1)              $        .65
                                         ============





                   The accompanying notes are an integral part
                         of these financial statements.

                                ZEROS USA, Inc.

                 Statement of Stockholders' Equity - Unaudited

                        Three months ended June 30, 1997


                                Common Stock
                          ------------------------     Paid in       Retained
                             Shares       Amount       Capital       Earnings
                          -----------  -----------   -----------   -----------

Balance at
 March 31, 1997             1,000,000    $  26,000    $        0    $1,776,707

Amendment of
 articles of
 incorporation,
 June 24, 1997 to
 change common stock
 to $.001 par value
 from no par value                  0      (25,000)       25,000

Issuance of common
 stock for services
 by the company's
 President                  8,100,000        8,100

Issuance of common
 stock for services
 by a stockholder             900,000          900

Issuance of common
 stock to minority
 stockholder of
 subsidiary related
 to merger                  1,490,000        1,490         1,745

Net earnings                                                           722,858
                          -----------  -----------   -----------   -----------

Balance at
 June 30, 1997             11,490,000  $    11,490   $    26,745   $ 2,499,565
                          ===========  ===========   ===========   ===========



                   The accompanying notes are an integral part
                         of these financial statements.

                                ZEROS USA, Inc.

                      Statement of Cash Flows - Unaudited

                        Three months ended June 30, 1997

Cash flows due to operating activities:
   Net earnings                                           $   722,858

   Adjustments to reconcile net earnings
     to net cash provided (used) by
     operating activities:
        Depreciation and amortization                           4,201
        Common stock issued for services
          rendered to the Company                               9,000
        (Increase) decrease in:
            Contract-receivables, trade                    (1,817,635)
        Increase (decrease) in:
            Accounts payable, trade                           (59,992)
            Accrued interest                                   31,965
            Deferred income taxes                             429,270
            Accrued interest on contract payable:              45,096
                                                          -----------

        Net cash provided (used) by
            operating activities                             (635,237)
                                                          -----------

Cash flows provided (used) from investing activities:

    Deposits                                                  (40,000)
    Purchase of certificates of deposit                      (275,000)
    Purchase of equipment                                      (3,353)
    Due from affiliate                                       (216,663)
                                                          -----------

     Net  cash provided (used) by
         investing activities                                (535,016)
                                                          -----------





                   The accompanying notes are an integral part
                         of these financial statements.

                                ZEROS USA, Inc.,

                      Statement of Cash Flows - Unaudited

                        Three months ended June 30, 1997

Cash flows provided (used) by
  financing activities:
     Proceeds from debentures                             894,760
     Proceeds from bank note payable                      275,000
                                                       ----------

     Net cash provided (used) by
        financing activities                            1,169,760
                                                       ----------

Increase (decrease) in cash and
   cash equivalents                                          (493)

cash and cash equivalents,
   beginning of period                                    299,741
                                                       ----------

Cash and cash equivalents,
   end of period                                       $ $299,248
                                                       ==========

Supplemental cash flow information non-cash items:

Common stock (9,000,000 shares) issued
   for services rendered to the Company                $    9,000
                                                       ==========

Common stock (1,490,000 shares) issued
   to the subsidiary minority shareholders,
   (see Note 9) in connection with the
   merger of subsidiary into the Company               $    3,235
                                                       ==========





                   The accompanying notes are an integral part
                         of these financial statements.

                                ZEROS USA, Inc.
                    Notes to Financial Statements - Unaudited
                        Three months ended June 30, 1997

Note 1 - Significant accounting policies

Organization

         ZEROS USA, Inc. (the "Company") formerly "ZEROS", inc. was incorporated in the state of Texas on November 12, 1996. The Company develops and sells technology for industrial waste systems. The Company has a master license on the system (the "System") called "Zero Emission Energy Recycling Oxidation System" or "ZEROS" - an energy recycling oxidation system. The Company sells licenses for the System to sub-licensees both nationally and internationally. The books and records of the Company are prepared on the accrual basis for financial reporting purposes and the cash basis for federal income tax purposes. The Company has elected a March 31 fiscal year end for both financial and tax reporting purposes.

Basis of presentation and interim period

         The accompanying unaudited financial statements, which are for the interim period, may not include all disclosures provided in the annual audited financial statements. In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation of the financial statements. The results of operations for the three months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Revenue recognition

         The Company sells sub-licenses to the System and recognizes revenue on licenses based upon milestones in the contract process. The milestones include contract signing and delivery of the technology (75%), training on the technology (15%) and testing of the system equipment (10%).

Organization costs

         Organization costs, primarily legal costs, are being amortized over a sixty month (60) period. Amortization expense for the 3 months ended June 30, 1997 was $3,303.

Investment

         Investments are recorded at an estimated fair market value based upon the investment held available for sale criteria in accordance with FASB #115 Accounting for Certain Debt and Equity Securities.

Property and equipment

         Property and equipment are recorded at cost. Depreciation is provided on an accelerated method over the estimated useful lives of the assets as follows:

                 Office equipment                  5 year

         All expenditures for major renewals and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are retired or disposed of the related costs and accumulated depreciation are removed from the applicable accounts and any gain or loss is reflected in income. Depreciation expense for the 3 months ended June 30, 1997 was $898.

Acquisition

         In February 1997 the Company acquired the majority stock (91%) of Gunner Holdings, Inc. - a Utah corporation and changed its name to ZEROS USA, Inc. - Utah. In June 1997, the subsidiary corporation was merged into ZERO USA, Inc. by issuance of 1,490,000 shares of parent stock on a one share for one share basis to minority shareholders of the subsidiary and the merger of the subsidiary into the parent under applicable state corporate law.

Income taxes

         The Company accounts for its income taxes using the Financial Accounting Standards Board Statement No.109, "Accounting for Income Taxes" (SFAS No.109) which requires the establishment of a deferred tax asset or liability for taxable amounts and operating loss and tax credit carryforwards. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents" for purposes of the statement of cash flows.

Concentration of credit risk

         The Company extends credit to its customers. The Company may extend certain credit during the normal course of business operations which may be unsecured. A substantial portion of the customers' ability to pay their debts (Note 14) to the Company is dependent on the waste management economic sector.

Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings per share

         Net earnings per share is based upon the weighted average number of shares of common stock outstanding. For the three months ended June 30, 1997, 1,115,275 shares was used to compute the earnings per share. Primary and fully diluted earnings per share are the same for the period.

Note 2 - Contracts receivable

         The Company utilized installment contracts to finance the sale of sub-licenses by the Company. The terms of each contract indicate a license price of $2,700,000 to be paid in three annual installments of $900,000. These contracts are secured by certain assets and guarantees of the licensees and their guarantors. Unamortized discount is based upon an imputed interest rate of 9%. The analysis of the contracts at June 30, 1997 is as follows:

              Total contracts receivable             $ 8,100,000
              Less current amount                      2,700,000
                                                     -----------
              Contracts receivable, noncurrent         5,400,000
              Unamortized discount                    (1,188,639)
                                                     -----------
              Noncurrent contracts less
                   unamortized amount                $ 4,211,361
                                                     ===========

         The Company at June 30, 1997 had three contracts with three year terms. The contracts mature in February 2000, March 2000 and April 2000. The contracts include the right of the licensor to charge the licensee a royalty of 15% of gross income for each operating system. Each licensee obtains a geographical area and is allowed to sell sub-licenses subject to the approval of the licensor. The licensor is obligated primarily to provide a training program and counsel on operational assistance.

Note 3 - Investment

         The Company holds an investment in preferred stock of a capital corporation company with a 6% dividend per annum. The Company holds twenty thousand shares of preferred stock recorded at an estimated market value of $25,000. Each preferred stock share is convertible into ten shares of common stock at the end of two years (December 1998). The common stock of the capital corporation is traded on the NASDAQ exchange (bulletin board) with a trading range of 1/2 to 1/8 per share at June 30, 1997. The investment is held as available for sale based upon a contributed cost of $25,000 and estimated fair market value of $25,000. No additional valuation allowance has been recorded.

Note 4 - Master license costs


         The Company acquired a master license for the energy recycling oxidation system in January 1997. The major terms of the acquisition of the master license indicates that the Company is to pay $4,000,000 plus certain legal costs for the master license to a foreign entity ("the Master Licensor").


         The Company paid $30,000 in legal costs to transfer the master licensing rights. Per the contract the initial master license cost of $4,000,000 has been earned by the licensor upon the signing of the contract. The $4,000,000 contract amount is payable in January 2005. The present value of the contract at its signing date of $1,926,848 reflects a discount of 9% imputed interest rate and has been deferred until paid. The master license cost has been initially recorded at the transfer costs of $30,000.

         Per the contract an additional $12,000,000 in master licensing costs will be earned by the Master Licensor when the sale of four equipment systems occurs by the Company at the rate of $3,000,000 per equipment system sale. These costs will be payable as the equipment systems construction deposits are collected.

         The contract also indicates that the Company will pay certain commissions and fees to the Master Licensor as follows:

         (1)     5% of license fees sold to third parties.

         (2) 5% of gross profit resulting from sales of energy recycling systems by the licensee to sub-licensees.

         (3) 5% of gross income resulting from the sale of products produced from energy recycling systems sold through sub-licensees.

         (4) 5% royalty fees on gross income on units owned and operated by the licensee (ZEROS USA, Inc.).

Note 5 - Notes Payable

         At June 30, 1997 notes payable consisted of:

                 Bank note, due April, 1998 with,
                 interest at 7.0%, collateralized
                 by $75,000 certificate of deposit          $ 75,000

                 Bank note, interest due quarterly
                 at 7.35% and principal due May,
                 1998 collateralized by $100,000
                 certificate of deposit                      100,000

                 Bank note, interest due quarterly
                 at 7.35% and principal due May,
                 1998 collateralized by $100,000
                 certificate of deposit                      100,000
                                                            --------
                                                            $275,000
                                                            ========

Note 6 - Debentures payable

         The Company has $1,780,260 debentures payable to various individuals and entities. The debentures including interest are due and payable on various dates ranging from January 1, 1998 to June 1, 1998. The interest rate on the debentures is 10% per annum. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. Effective June 1997, the Company authorized 20 million shares of common stock to complete the securitization of Company stock for the debenture holders. The debentures are exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.

Note 7 - Long term contract Payable

         The Company has entered into a long term contract payable for the purchase of the exclusive master license of the "ZEROS" System Technology (Note
4). The purchase price of the contract is $4,000,000 due in January 2005. Interest expense has been imputed at 9% per annum for the contract with the calculation as follows:

                 Contract amount                   $ 4,000,000
                 Unamortized discount               (1,982,961)
                 Deferred recognition of cost       (1,926,848)
                                                   -----------
                 Contract payable long term        $    90,191
                                                   ===========

Note 8 - Deferred revenue

         Deferred revenue is recorded based upon milestones achieved in the contract process (Note 2). The milestones include the contract signing and delivery of the technology (75%), training on the technology (15%) and engineering support in testing of the equipment used in the system (10%). The analysis of deferred revenue at June 30, 1997 is as follows:

                              For 3 months            From contract signing
                           ended June 30, 1997          date to June 30,
                           -------------------        ---------------------
Total contract revenue         $ 2,700,000               $ 8,100,000
Less discount inputed
  interest of 9%                  (444,103)               (1,332,310)
                               -----------               -----------
Total licensing income           2,255,897                 6,767,690
Less portion recognized         (1,691,923)               (5,075,767)
                               -----------               -----------
Deferred revenue               $   563,974               $ 1,691,923
                               ===========               ===========

         The deferred revenue represents deferred revenue on installment contracts from licensees with maturity dates in February, March, and April of the year 2000.

Note 9 - Income taxes

         The Company's deferred tax assets relate principally to non-deductible accrued expenses, a net operating loss carryforward, and deferred revenue. Deferred tax liabilities relate to contracts receivable that are not recognized for taxable income purposes.

         A summary of deferred tax assets and liabilities follows:

         Deferred tax assets:
                 Temporary differences,
                   primarily deferred revenue               $   674,346
                 Net operating loss carryforward                412,594
                 Asset valuation reserve                              0
                                                            -----------
                                                              1,086,940
                 Deferred tax liabilities                    (2,555,130)
                                                            -----------
                 Net deferred tax liabilities               $ 1,468,190
                                                            ===========

         The net operating losses of $1,116,025 as of June 30, 1997, begins to expire in the year ending March 31, 2012. The provision for income taxes in the statement of income for the 3 month period ended June 30, 1997, includes the following:

         Current tax expense                                $         0
         Deferred income taxes primarily
           related to contracts receivable:
                 Deferred - current                             343,092
                 Deferred - noncurrent                           86,178
                                                            -----------
         Provision for income taxes                         $   429,270
                                                            ===========

Note 10 Stockholders' equity


         In June 1997 the Company amended its articles of incorporation to authorize twenty million shares of common stock at a $.001 par value and ten million shares of preferred stock at a $5 stated value. The Company also changed its name from "ZEROS", inc. to ZEROS USA, Inc. The Company by shareholders ratification due to the merger issued an additional 8,100,000 of common stock at $.001 par value to the President in June 1997 fair valued at $8,100 and 900,000 shares rendered in June 1997 of common stock at $.001 to another shareholder for services fair valued at $900. Effective June 1997 in conjunction with the merger of the parent and the subsidiary, the Company also purchased the minority shares interest in the subsidiary by exchanging 1,490,000 shares of common stock of the parent for the minority shares of the subsidiary on a one share of minority interest for a one share of parent Company common stock basis.


Note 11 - Related party transactions

         The Company incurred approximately $57,975 in administrative fees for office expenses from a company controlled by a shareholder.


         The Company incurred master license transfer costs of $30,000 from a foreign corporation and will pay fees and royalties for this master license based upon certain terms of the agreement with an initial contract amount of $4,000,000.


         The Company incurred air charter travel expenses of approximately $143,452 from entities under the control of the President of the Company. In April 1997 the Company entered into an aircraft reimbursement agreement with an related party which requires the Company to pay 120 regular payments of $16,000 per month for aircraft rental plus other expenses. The commitments for the next five years based upon a fiscal year ending March 31, are as follows:

                 1998                  $   192,000
                 1999                      192,000
                 2000                      192,000
                 2001                      192,000
                 2002                      192,000
                 Thereafter                960,000
                                       -----------
                          Total        $ 1,920,000
                                       ===========

         At June 30, 1997, $216,663 is carried as an account receivable from an affiliated company.

Note 12 - Major customers

         The Company since its inception in November 12, 1996, has had revenue from licenses sold to three licensees of approximately $1,692,000 each. Each sublicense represents one-third of total revenue since inception of the Company.

Note 13 - Subsequent events

         As Of July 1997 the Company also obtained additional debenture proceeds totaling $146,600. The additional debentures are at 10% per annum maturing in July 1998 with principal and interest due at maturity. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. The debentures are also exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.

         The system equipment purchase (OCS assets purchase) from a related party is currently under discussion. Currently, the Company anticipates issuance of preferred stock to acquire the OCS assets.

Note 14 - Financial instruments

         The Company's financial instruments consist of cash, certificate of deposit, contracts receivable, an investment in preferred stock, a long term contract payable, note payable, and debentures payable.

         Cash

         The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and a money market investment account at a brokerage firm. The Company has not experienced any losses and it believes it is not exposed to any significant credit risks affecting cash. At June 30, 1997, $306,822 of its cash in banks wan maintained in excess of federally insured amounts.

         Certificates of Deposit

         The Company has one year certificates of deposit with the bank which exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant risks affecting certificates of deposit.

         Investment

         Management believes this investment in preferred stock (Note 3) is fairly stated at its estimated not realizable value and a reserve for additional valuation allowances is not required.

         Contracts receivable

         Management believes the carrying value of contracts receivable (Note 2) is fairly stated at estimated net realizable values and a reserve for uncollectibility is not required. Management also believes the carrying value of these contracts receivable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks using an imputed interest rate of 9% (Note 2).

         Long-term contract payable

         Management believes the carrying value of the long term contract payable represents the fair value of this financial instrument because its terms are similar to those in the lending market for comparable loans with comparable risks utilizing a present value rate of 9% (Note 7).

         Notes payable

         Management believes the carrying value of notes payable approximates fair value of these financial instruments.

         Debentures payable

         Management believes the carrying value of debentures payable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks.

                                 ZEROS USA, Inc.

                            Balance Sheet - Unaudited

                               September 30, 1997

                                     Assets

Current assets:
 Cash                                          $     64,915
 Certificates of deposit (Note 5)                   415,000
 Contracts receivable, current net of an
   allowance for doubtful contracts
   of $0 (Note 2)                                 2,700,000
                                               ------------
        Total current assets                      3,179,915
                                               ------------
Property and equipment:
 Office equipment                                    25,823
 Less accumulated depreciation                       (2,850)
                                               ------------
        Property and equipment, net                  22,973
                                               ------------
Other assets:
 Contracts receivable, noncurrent (Note 2)        4,372,991
 Master license costs (Note 4)                       30,000
 Investment (Note 3)                                 25,000
 Investments - other                                108,764
 Organizational costs less
   amortization of $9,270                            56,780
 Permit costs                                        10,000
 Deposits                                            43,000
                                               ------------
        Total other assets                        4,646,535
                                               ------------
           Total assets                        $  7,849,423
                                               ============


The accompanying notes are an integral part of these Financial Statements

                                 ZEROS USA, Inc.

                            Balance Sheet - Unaudited

                               September 30, 1997

                       Liabilities and Stockholders Equity

Current liabilities:
 Accounts payable                                                 $   46,700
 Note payable (Note 5)                                               415,000
 Debentures payable (Note 6)                                       1,928,084
 Accrued interest                                                     92,208
 Deferred income taxes (Note 10)                                     946,836
                                                                  ----------
        Total current liabilities                                  3,428,828

Long-term contract payable (Note 7)                                  135,287
Series A convertible bonds (Note 8)                                  135,000
Deferred income taxes (Note 10)                                      172,276
Deferred revenue, licensing contracts (Note 9)                     1,691,923
                                                                  ----------
        Total liabilities                                          5,563,314
                                                                  ----------
Stockholders' equity (Note 11):
 Preferred stock, $.001 par value,
   20,000,000 authorized, 10,115,000 shares
   issued and outstanding                                             10,115
 Common stock $.001 par value, 20,000,000
   shares authorized, 12,490,000 shares
   issued and 8,490,000 shares outstanding                            12,490
 Additional paid in capital                                          440,080

 Retained earnings                                                 1,913,424

 Less - common stock in treasury,
   4,000,000 shares, at cost (Note 11)                               (90,000)
                                                                  ----------
        Total stockholders' equity                                 2,286,109
                                                                  ----------
           Total liabilities and
            stockholders' equity                                  $7,849,423
                                                                  ==========



The accompanying noted are an integral part of theme Financial Statements

                                 ZEROS USA, Inc.

                       Statement of Operations - Unaudited


                                                   Three Months             Six Months
                                                      ended                    ended
                                                   Sept 30, 1997           Sept 30,1997
                                                   -------------           ------------
Revenues-licensing (Notes 1 and 13)                $          --           $  1,691,923

General and administrative expenses                      996,093              1,586,125

Other income (expense)
 Interest expense                                       (101,885)              (178,945)
 Interest income                                         162,759                290,056
                                                   -------------           ------------
Earnings (loss) before income taxes                     (935,219)               216,909

Income tax provision (benefit) (Note 10)                (349,078)                80,192
                                                   -------------           ------------
Net earnings (loss)                                $    (586,141)          $    136,717
                                                   =============           ============
Primary earnings (loss) per share (Note 1)         $       (.051)          $       .021
                                                   =============           ============
Fully diluted earnings (loss)
 per share (Note 1)                                $       (.047)          $       .029
                                                   =============           ============


The accompanying notes are an integral part of these Financial Statements

                                 ZEROS USA, Inc.

                  Statement of Stockholders' Equity - Unaudited

                       Six Months ended September 30, 1997


                                                       Common Stock       Preferred Stock
                                                    ------------------  -------------------  Paid in    Retained   Treasury
                                                      Shares   Amount     Shares    Amount   Capital    Earnings    Stock
                                                    ---------  -------  ----------  -------  --------  ----------  --------
Balance at March 31, 1997                           1,000,000  $26,000           0  $     0  $      0  $1,776,707  $      0

Amendment of articles of incorporation, June 24,
 1997 to change common stock to .001
 par value from no par value                                   (25,000)                        25,000

Issuance of common stock to the
 company's president                                8,100,000    8,100

Issuance of common stock for services performed
 by the stockholder                                   900,000      900

Issuance  of common stock to minority stockholder
 or subsidiary related to merger                    1,490,000    1,490                          1,745

Issuance of common stock to a related party
 for manufacturing rights                           1,000,000    1,000                         29,000

Issuance of preferred stock to company's
 president in exchange for common stock            (4,000,000)           3,000,000    3,000    87,000               (90,000)

Issuance of preferred stock to licensees
 pursuant to agreements                                                    550,000      550    15,950

Issuance of preferred stock for services performed
 by company's president                                                  2,500,000    2,500    72,500

Issuance of preferred stock for services performed
 by officers and shareholders                                            4,065,000    4,065   117,885

Reissue shares of common stock for services
 performed by officers and shareholders                                                        91,000

Net earnings                                                                                              136,717
                                                   ----------  -------  ----------  -------  --------  ----------  --------
Balance at September 30, 1997                       8,490,000  $12,490  10,115,000  $10,115  $440,080  $1,913,424  $(90,000)
                                                   ==========  =======  ==========  =======  ========  ==========  ========



    The accompanying notes are an integral part of these Financial Statements

                                 ZEROS USA, Inc.

                       Statement of Cash Flows - Unaudited


                                                                Three Months                 Six Months
                                                                    ended                       ended
                                                                Sept 30, 1997               Sept 30, 1997
                                                                -------------               -------------
Cash flows due to operating activities:
 Net earnings (loss)                                            $    (586,141)              $     136,717

 Adjustments to reconcile net earnings
   to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                      4,439                       8,640
     Preferred and common stock
       issued for services rendered
       to the Company                                                 287,950                     296,950
     Preferred stock issued to
       licensees pursuant to agreements                                16,500                      16,500
     Common stock issued to related
       party for manufacturing rights                                  30,000                      30,000
     Increase in contract receivables,
       trade                                                         (161,630)                 (1,979,265)
     Increase (decrease) in:
       Accounts payable, trade                                         46,700                     (13,292)
       Accrued interest                                                50,286                      82,251
       Deferred income taxes                                         (349,078)                     80,192
       Accrued interest on
         contract payable                                              45,096                      90,192
                                                                -------------               -------------
     Net cash used in
       operating activities                                          (615,878)                 (1,251,115)
                                                                -------------               -------------
Cash flows provided by (used in) investing activities:
    Deposits                                                           (3,000)                    (43,000)
    Purchase of certificates of deposit                              (140,000)                   (415,000)
    Purchase of equipment                                              (6,179)                     (9,532)
    Investments - other                                               107,900                    (108,763)
                                                                -------------               -------------
        Net cash used in
          investing activities                                        (41,279)                   (576,295)
                                                                -------------               -------------


                                 ZEROS USA, Inc.

                       Statement of Cash Flows - Unaudited


                                                                  Three Months             Six Months
                                                                     ended                    ended
                                                                  Sept 30, 1997           Sept 30, 1997
                                                                  -------------           -------------
Cash flows provided (used in) by
  financing activities:
     Proceeds from debentures                                           147,824               1,042,584
     Proceeds from notes payable                                        140,000                 415,000
     Proceeds from Series A
          convertible bonds                                             135,000                 135,000
                                                                  -------------           -------------
     Net cash provided by
       financing activities                                             422,824               1,592,584
                                                                  -------------           -------------
Increase (decrease) in cash and
  cash equivalents                                                     (234,333)               (234,826)

Cash and cash equivalents,
  beginning of period                                                   299,248                 299,741
                                                                  -------------           -------------
Cash and cash equivalents,
  end of period                                                   $      64,915           $      64,915
                                                                  =============           =============
Supplemental cash flow information - non-cash items:

Common stock (9,000,000 shares) issued
  for services rendered to the Company                                                    $       9,000
                                                                                          =============
Common stock (1,490,000 shares) issued
  to the subsidiary minority
  shareholders in conjunction with the
  merger of subsidiary into the Company                                                   $       3,235
                                                                                          =============

   The accompanying notes are an integral part of these Financial Statements

                                 ZEROS USA, Inc.

                    Notes to Financial Statements - Unaudited

                    Six Month Period ended September 30, 1997

Note 1 - Significant accounting policies

Organization

     ZEROS USA, Inc. (the "Company") formerly "ZEROS", inc. was incorporated in the state of Texas on November 12, 1996. The Company develops and sells technology for industrial waste systems. The Company has a master license on the system (the "System") called "Zero Emission Energy Recycling Oxidation System" or "ZEROS" - an energy recycling oxidation system. The Company sells licenses for the System to sub-licensees both nationally and internationally. The books and records of the Company are prepared on the accrual basis for financial reporting purposes and the cash basis for federal income tax purposes. The Company has elected a March 31 fiscal year end for both financial and tax reporting purposes.

Basis of presentation and interim period

     The accompanying unaudited financial statements, which are for the interim period, may not include all disclosures provided in the annual audited financial statements. In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation of the financial statements. The results of operations for the 3 and 6 month periods ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Revenue recognition

     The Company sells sub-licenses to the System and recognizes revenue on licenses based upon milestones in the contract process. The milestones include contract signing and delivery of the technology (75%), training on the technology (15%) and testing of the system equipment (10%).

Organization costs

     Organization costs, primarily legal costs, are being amortized over a sixty month (60) period. Amortization expense for the 3 and 6 month periods ended September 30, 1997 were $3,303 and $6,605, respectively.

Investment

   Investments are recorded at an estimated fair market value based upon the investment held available for sale criteria in accordance with FASB #115 Accounting for Certain Debt and Equity Securities.

Property and equipment

   Property and equipment are recorded at cost. Depreciation is provided on an accelerated method over the estimated useful lives of the assets as follows:

        Office equipment                           5 year

   All expenditures for major renewals and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are retired or disposed of the related costs and accumulated depreciation are removed from the applicable accounts and any gain or loss is reflected in income. Depreciation expense for the 3 and 6 month periods ended September 30, 1997 were $1,1378 and $2,037, respectively.

Acquisition

   In February 1997 the Company acquired the majority stock (91%) of Gunner Holdings, Inc. - a Utah corporation and changed its name to ZEROS USA, Inc. - Utah. In June 1997, the subsidiary corporation was merged into ZERO USA, Inc. by issuance of 1,490,000 shares of parent stock on a one share for one share basis to minority shareholders of the subsidiary and the merger of the subsidiary into the parent under applicable state corporate law.

Income taxes

   The Company accounts for its income taxes using the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS No. 109) which requires the establishment of a deferred tax asset or liability for taxable amounts and operating loss and tax credit carryforwards. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and cash equivalents

   The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents" for purposes of the statement of cash flows.

Concentration of credit risk

   The Company extends credit to its customers. The Company may extend certain credit during the normal course of business operations which may be unsecured. A substantial portion of the customers' ability to pay their debts (Note 14) to the Company is dependent on the waste management economic sector.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings per share

   Primary earnings per share is based upon the weighted average number of shares of common stock and common stock equivalents(convertible preferred stock). Primary earnings per share is computed by dividing (a) net income by (b) average number of common shares outstanding, increased by common equivalent shares (convertible preferred stock) determined by using the treasury method. Fully diluted earnings per share is computed by dividing (a) net income plus interest on debentures and Series A bonds net of applicable income taxes by (b) common and common stock equivalents shares outstanding plus shares which would by issued upon conversion of the debentures and Series A bonds. For the 3 and 6 month periods ended September 30, 1997, 11,567,337 and 6,369,863 shares were used to compute primary earnings (loss) per share. For the 3 and 6 month periods ended September 30, 1997, 11,698,762 and 6,435,935 shares were used to compute fully diluted earnings (loss) per share.

Note 2 - Contracts receivable

   The Company utilized installment contracts to finance the sale of sub-licenses by the Company. The terms of each contract indicate a license price of $2,700,000 to be paid in 3 annual installments of $900,000. These contracts are secured by certain assets and guarantees of the licensees and their guarantors. Unamortized discount is based upon an imputed interest rate of 9%. The analysis of the contracts at September 30, 1997 is as follows:


             Total contracts receivable                        $   8,100,000
             Less current amount                                   2,700,000
                                                               -------------
             Contracts receivable, noncurrent                      5,400,000
             Unamortized discount                                 (1,027,009)
             Noncurrent contracts less                         -------------
              unamortized amount                               $   4,372,991
                                                               =============

   The Company at September 30, 1997 had three contracts with three year terms. The contracts mature in February 2000, March 2000 and April 2000. The contracts include the right of the licensor to charge the licensee a royalty of 15% of gross income for each operating system. Each licensee obtains a geographical area and is allowed to sell sub-licenses subject to the approval of the licensor. The licensor is obligated primarily to provide a training program and counsel on operational assistance.

Note 3 - Investment

   The Company holds an investment in preferred stock of a capital corporation company with a 6% dividend per annum. The Company holds twenty thousand shares of preferred stock recorded at an estimated market value of $25,000. Each preferred stock share is convertible into ten shares of common stock at the end of two years (December 1998). The common stock of the capital corporation is traded on the NASDAQ exchange (bulletin board) with a trading range of 1/2 to 1/8 per share at September 30, 1997. The investment is held as available for sale based upon a contributed cost of $25,000 and estimated fair market value of $25,000. No additional valuation allowance has been recorded.

Note 4 - Master license costs


   The Company acquired a master license for the energy recycling oxidation system in January 1997. The major terms of the acquisition of the master license indicates that the Company is to pay $4,000,000 plus certain legal costs for the master license to a foreign entity ("the Master Licensor").


   The Company paid $30,000 in legal costs to transfer the master licensing rights. Per the contract the initial master license cost of $4,000,000 has been earned by the licensor upon the signing of the contract. The $4,000,000 contract amount is payable in January 2005. The present value of the contract at its signing date of $1,926,848 reflects a discount of 9% imputed interest rate and has been deferred until paid. The master license cost has been initially recorded at the transfer costs of $30,000.

   Per the contract an additional $12,000,000 in master licensing costs will be earned by the Master Licensor when the sale of four equipment systems occurs by the Company at the rate of $3,000,000 per equipment system sale. These costs will be payable as the equipment systems construction deposits are collected.

   The contract also indicates that the Company will pay certain commissions and fees to the Master Licensor as follows:

        (1) 5% of license fees sold to third parties.

        (2) 5% of gross profit resulting from sales of energy recycling systems by the licensee to sub-licensees.

        (3) 5% of gross income resulting from the sale of products produced from energy recycling systems sold through sub-licensees.

        (4) 5% royalty fees on gross income on units owned and operated by the licensee (ZEROS USA, Inc.).

Note 5 Notes payable

        At September 30, 1997 notes payable consisted of:


           Bank note, due April, 1998 with
           interest at 7.0%, collateralized
           by $75,000 certificate of deposit                       $  75,000

           Bank note, interest due quarterly
           at 7.35% and principal due May,
           1998 collateralized by $100,000
           certificate of deposit                                    100,000

           Bank note, interest due quarterly
           at 7.35% and principal due May,
           1998 collateralized by $100,000
           certificate of deposit                                    100,000

           Bank note, interest due quarterly
           at 7.25% and principal due July, 1998
           collateralized by $50,000 certificate
           of deposit                                                 50,000

           Bank note, interest due quarterly
           at 7.0% and principal due July, 1998
           collateralized by $90,000 certificate
           of deposit                                                 90,000
                                                                   ---------
                                                                   $ 415,000
                                                                   =========


Note 6 - Debentures payable

   The Company has $1,928,084 of debentures payable to various individuals and entities. The debentures including interest are due and payable on various dates ranging from January 1, 1998 to June 1, 1998. The interest rate on the debentures is 10% per annum. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's president. Effective June 1997, the Company authorized 20 million shares of common stock to complete the securitization of Company stock for the debenture holders. The debentures are exchangeable during the term of the debenture into Company common stock.

Note 7 - Long-term contract payable

   The Company has entered into a long-term contract payable for the purchase of the exclusive master license of the "ZEROS" System Technology (Note 4). The purchase price of the contract is $4,000,000 due in January 2005. Interest expense has been imputed at 9% per annum for the contract with the calculation as follows:

        Contract amount                                       $  4,000,000
        Unamortized discount                                    (1,937,865)
        Deferred recognition of cost                            (1,926,848)
                                                              ------------
        Contract payable long-term                            $    135,287
                                                              ============


Note 8 - Series A convertible bonds

   The Company has $135,000 of Series A convertible bonds payable to various individuals and entities. Principal on the Five year Convertible bonds are due July 31, 2002. The interest rate on the bonds is 12% per annum and is payable semiannually. The bonds may be converted at the holder's option for Series A Preferred Stock. Each dollar of bond principal is convertible into one share of stock.

Note 9 - Deferred revenue

   Deferred revenue is recorded based upon milestones achieved in the contract process (Note 2). The milestones include the contract signing and delivery of the technology (75%), training on the technology (15%) and engineering support in testing of the equipment used in the system (10%). The analysis of deferred revenue at September 30, 1997 is as follows:


                                                      From contract
                                                     signing date to
                                                   September 30, 1997
                                                   ------------------
Total contract revenues                            $        8,100,000
Less discount inputed interest of 9%                       (1,332,310)
                                                   ------------------
Total licensing income                                      6,767,690
Less portion recognized                                    (5,075,767)
                                                   ------------------
Deferred revenue                                   $        1,691,923
                                                   ==================

   The deferred revenue represents deferred revenue on installment contracts from licensees with maturity dates in February, March, and April of the year 2000.

Note 10 - Income taxes

   The Company's deferred tax assets relate principally to non-deductible accrued expenses, a net operating loss carryforward and deferred revenue. Deferred tax liabilities relate to contracts receivable that are not recognized for taxable income purposes.

        A summary of deferred tax assets and liabilities follows:

        Deferred tax assets:
          Temporary differences,
           primarily deferred revenue                              $     676,857
          Net operating loss carryforward                                818,915
          Asset valuation reserve                                              0
                                                                   -------------
                                                                       1,495,772
          Deferred tax liabilities                                    (2,614,884)
                                                                   -------------
          Net deferred tax liabilities                             $   1,119,112
                                                                   =============


        The net operating losses of $2,215,079 as of September 30, 1997, begins to expire in the year ending March 31, 2012. The provision for income taxes in the statement of income for the 3 and 6 month periods ended September 30, 1997, includes the following:


                                                   For 3 Month            For 6 month
                                                   period ended           period ended
                                                September 30, 1997      September 30, 1997
                                                ------------------      ------------------
Current tax expense                             $                0      $                0
Deferred income taxes primarily
 related to contracts receivable:
   Deferred - current                                      (35,856)                307,237
   Deferred - noncurrent                                  (313,222)               (227,045)
                                                ------------------      ------------------
Income tax provision (benefit)                  $         (349,078)     $           80,192
                                                ==================      ==================


Note 11 - Stockholders' equity


         In June 1997 the Company amended its articles of incorporation to authorize twenty million shares of common stock at a $.001 par value and ten million shares of preferred stock at a $5 stated value. The Company also changed its name from "ZEROS", inc. to ZEROS USA, Inc. The Company by shareholder ratification due to the merger issued 8,100,000 of common stock at $.001 par value to the president in June 1997 fair valued at $8,100 and 900,000 shares rendered in June 1997 of common stock at $.001 to another shareholder for services fair valued at $900. Effective June 1997 in conjunction with the merger of the parent and the subsidiary, the Company also purchased the minority shares interest in the subsidiary by exchanging 1,490,000 shares of common stock of the parent for the minority shares of the subsidiary on a one share of minority interest for a one share of parent Company common stock basis. The preferred stock was amended in August 1997 in conjunction with the merger to authorize twenty million shares of preferred stock at $.001 par value.

In September 1997 the Company exchanged 3,000,000 preferred stock shares for 4,000,000 common shares of the president's common stock. The Company also issued 1,000,000 shares of common stock to a related party for manufacturing rights and a split revenue agreement. The Company also issued preferred stock of 550,000 shares, 2,500,000 shares and 4,065,000 shares, respectively, to licensees, the Company president, key officers and shareholders for services rendered. The preferred stock is convertible one for one into common stock.

Note 12 - Related party transactions

   The Company incurred approximately $75,000 and $133,000 for the 3 and 6 month periods ended September 30, 1997, respectively in administrative fees for office expenses including subleases, from affiliated companies.


   The Company incurred master license transfer costs of $30,000 from a foreign corporation and will pay fees and royalties for this master license based upon certain terms of the agreement with an initial contract amount of $4,000,000.

    The Company incurred air charter travel expenses of approximately $96,000 and $239,000 for the 3 and 6 month periods ended September 30, 1997, respectively from entities under the control of the president of the Company. In April 1997 the Company entered into an aircraft reimbursement agreement with a related party which requires the Company to pay 120 regular payments of $16,000 per month for aircraft rental plus other expenses. The commitments for the next five years based upon a fiscal year ending March 31, are as follows:

                    1998                            $  192,000
                    1999                               192,000
                    2000                               192,000
                    2001                               192,000
                    2002                               192,000
                    Thereafter                         960,000
                                                    ----------
                      Total                         $1,920,000
                                                    ==========

Note 13 - Major customers

    The Company since its inception in November 12, 1996, has had revenue from licenses sold to three licensees of approximately $1,692,000 each. Each sub-license represents one-third of total revenue since inception of the Company.

Note 14 - Financial instruments

    The Company's financial instruments consist of cash, certificate of deposit, contracts receivable, an investment in preferred stock, a long-term contract payable, note payable, debentures payable and Series A convertible bonds.

  Cash

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and a money market investment account at a brokerage firm. The Company has not experienced any losses and it believes it is not exposed to any significant credit risks affecting cash. At September 30, 1997, $288,928 of its cash in banks was maintained in excess of federally insured amounts.

   Certificates of Deposit

     The Company has one year certificates of deposit with the bank which exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant risks affecting certificates of deposit.

   Investment

     Management believes this investment in preferred stock (Note 3) is fairly stated at its estimated net realizable value and a reserve for additional valuation allowances is not required.

   Contracts receivable

     Management believes the carrying value of contracts receivable (Note 2) is fairly stated at estimated net realizable values and a reserve for uncollectibility is not required. Management also believes the carrying value of these contracts receivable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks using an imputed interest rate of 9% (Note 2).

   Long-term contract payable

     Management believes the carrying value of the long-term contract payable represents the fair value of this financial instrument because its terms are similar to those in the lending market for comparable loans with comparable risks utilizing a present value rate of 9% (Note 7).

   Notes payable

     Management believes the carrying value of notes payable approximates fair value of these financial instruments.

   Debentures payable

     Management believes the carrying value of debentures payable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks.

   Series A convertible bonds

     Management believes the carrying value of the series A convertible bond represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks.

                                   SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ZEROS USA, INC.



                                           By: /s/ CHET GUTOWSKY
                                              ----------------------------------
                                                   Chet Gutowsky
                                                   Chief Financial Officer

                                 EXHIBITS INDEX
             EXHIBIT
             NUMBER                    DESCRIPTION
             -------                   -----------

              *3.1          Articles of Incorporation of ZEROS
               3.2          Amended and Restated Articles of Incorporation of
                            ZEROS
              *3.3          Bylaws of ZEROS
               4.1          Designation of Rights and References of Series A
                            Preferred Stock
               4.2          Designation of Rights and References of Series B
                            Preferred Stock
               4.3          Designation of Rights and References of Series C
                            Preferred Stock
               4.4          Designation of Rights and References of Series D
                            Preferred Stock
              *4.5          One Year 10% Secured Debentures
              *4.6          Series A Five-Year 12% Convertible Bond
              +4.7          Series B Ten-Year 10% Convertible Bond
              *4.8          Promissory Note due April 18, 1998 in the amount of
                            $75,000 with interest at 7.0%
             *4.9           Promissory Note (Loan Number 01693161) due May 30,
                            1998 in the amount of $100,000 with interest at
                            7.35%
             *4.10          Promissory Note (Loan Number 01693162) due May 30,
                            1998 in the amount of $100,000 with interest at
                            7.35%
             *4.11          Promissory Note due July 7, 1998 in the amount of
                            $50,000 with interest at 7.00%
             *4.12          Promissory Note due August 12, 1998 in the amount
                            of $90,000 with interest at 7.0%
             *10.1          Master License Agreement dated November 15, 1996 by
                            and between ZEROS and M, Ltd.
             *10.2          Agreement in Principle to Acquire OCS Assets
             *10.3          Reimbursement Agreement dated April 1, 1997 by and
                            between ZEROS and M, Ltd.
             *10.4          Agreement for Sale of ZEROS Approved License dated
                            May 31, 1997 by and among ZEROS, ZEROS California
                            Corporation and Lawson ZEROS Corporation
             *10.5          Agreement for Sale of ZEROS Indian Approved License
                            dated March 31, 1997 by and between ZEROS and ZEROS
                            California Corporation
             *10.6          Agreement for Sale of ZEROS Approved License dated
                            February 28, 1997 by and between ZEROS and ZEROS
                            Piney Creek
             *10.7          Agreement for Sale of ZEROS Environmental Approved
                            License dated October 29, 1997 by and between ZEROS and ZHM, Inc.
             *10.8          Agreement for Sale of ZEROS Environmental Approved
                            License dated November 2, 1997 by and among ZEROS,
                            ZEROS California Corporation and ZEROS Western
                            Corporation
             *10.9          Form of Financial Services Agreement between ZEROS
                            and Capital American Associates, Incorporated
             *10.10         Directors and Officers Insurance and Company
                            Reimbursement Policy

             *10.11         Asset Sales Agreement dated November 15, 1997 by and
                            between ZEROS and OCS, Inc.
             *10.12         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Steve Clark
             *10.13         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Jesse Blanco
             *10.14         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Chet Gutowsky
             *10.15         Employment Agreement dated October 1, 1997 by and
                            between ZEROS and Celso Suarez
             *10.16         Manufacturing Agreement dated September 30, 1997 by
                            and between ZEROS and OCS, Inc.
             *10.17         Supplement to Master License Agreement dated
                            November 15, 1996 by and between ZEROS and M, Ltd.
              10.18         Professional Services Agreement by and between
                            ZEROS and James Winchester
             *99.1          Texas Natural Resources letter dated April 29, 1997


-----------

*  Previously filed.
+  To be filed by amendment.